04009610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0518 Expires: March 31, 2005 Estimated average burden hours per response 0.13

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

APR 01 2004

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Sterling Centrecorp Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Sterling Centrecorp Inc.
(Name of Person(s) Furnishing Form)

PROCESSED
APR 05 2004
THOMSON FINANCIAL

Unsecured Subordinated Debentures
(Title of Class of Subject Securities)

85916TAA8
(CUSIP Number of Class of Securities (if applicable))

Laurie L. Green, Esq.
Akerman Senterfitt
350 East Las Olas Boulevard
Fort Lauderdale, FL 33301-2229
(954) 468-2446
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 31, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Information Sent to Security Holders:

Exhibit No.	Description
1.	Offer to Purchase
2.	Letter of Transmittal
3.	Notice of Guaranteed Delivery
4.	Notice of Meeting
5.	Form of Proxy

(b) Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer to Purchase.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Sterling Centrecorp Inc. is filing a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Robert Green, President and Chief Operating Officer
(Name and Title)

March 31, 2004
(Date)

4

EXHIBITS

Exhibit No.	Description
1.	Offer to Purchase
2.	Letter of Transmittal
3.	Notice of Guaranteed Delivery
4.	Notice of Meeting
5.	Form of Proxy

5

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it. you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer, accountant or other professional advisor.

(1)

All $ or dollar references in this Offer and the Offering Circular are in Canadian dollars unless otherwise stated.

OFFER BY

STERLING CENTRECORP INC.

TO PURCHASE

all of the $25,570,000 aggregate principal amount of
7.25% Convertible Unsecured Subordinated Debentures due December 31, 2004
on the basis of $80 in cash
for each $100 principal amount of the Debentures,
plus any accrued and unpaid interest

AND

PROXY REQUEST

to amend the terms of the trust indenture governing such Debentures

Sterling Centrecorp Inc. (formerly, Samoth Capital Corporation) ("**Sterling**" or the "**Corporation**") invites holders (collectively, the "**Debentureholders**") of its 7.25% Convertible Unsecured Subordinated Debentures due December 31, 2004 (the "**Existing Debentures**") to deposit Existing Debentures pursuant to this offer to purchase, upon the terms and subject to the conditions set out herein. The Offer is for all of the outstanding Existing Debentures. At the date hereof, $25,570,000 principal amount of the Existing Debentures are outstanding. **The Offer expires at 5:00 p.m. (Toronto time) on May 6, 2004, unless extended (the "Expiry Time").**

In conjunction with the Offer, the Corporation has called a meeting (the "**Meeting**") of the Debentureholders to consider an extraordinary resolution to approve (the "**Approval**") amendments to the Existing Trust Indenture (the "**Proposed Amendments**"), as described in the offering circular (the "**Offering Circular**") and the accompanying management information circular (the "**Meeting Circular**") in respect of the Meeting. **Debentureholders who tender under the Offer must deliver a proxy (the "Proxy") voting the deposited Existing Debentures in favour of the Proposed Amendments as a condition to the Corporation taking up and paying for the deposited Existing Debentures. Proof of such deposit will be required and the Debentureholder will authorize any intermediary who is depositing the Proxy on behalf of the Debentureholder to confirm to the Corporation that such Debentureholder had delivered the Proxy voting the deposited Existing Debentures in favour of the Proposed Amendments.** The Proposed Amendments require the Approval of Debentureholders representing at least 66 2/3% of the aggregate principal amount of Existing Debentures, held by Debentureholders present in person or represented by proxy at the Meeting (the "**Requisite Approval**").

NOTICE TO HOLDERS WHO ARE U.S. PERSONS

This Offer is made for securities of a Canadian company. The Offer is subject to Canadian disclosure requirements that are different from those of the United States. Sterling's financial statements have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

The Solicitation is not subject to the requirements of Section 14(a) of the United States Securities and Exchange Act of 1934 (the " U.S. Exchange Act"). Accordingly, the Meeting Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

It may be difficult for a Debentureholder to enforce its rights and any claim it may have arising under United States federal securities laws, as Sterling is located in Canada and all but three of its officers and all but three of its directors are non-residents of the United States. A Debentureholder may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of United States securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a United States court's judgement.

Debentureholders should be aware that the acceptance of the Offer may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in this document and such holders should seek their own tax advice.

Debentureholders should be aware that, except for the period during which the Offer is outstanding, Sterling may purchase Existing Debentures other than under the Offer, such as in open market or privately negotiated purchases.

6

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it. you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer, accountant or other professional advisor.

All $ or dollar references in this Offer and the Offering Circular are in Canadian dollars unless otherwise stated.

OFFER BY

STERLING CENTRECORP INC.

TO PURCHASE

all of the $25,570,000 aggregate principal amount of
7.25% Convertible Unsecured Subordinated Debentures due December 31, 2004
on the basis of $80 in cash
for each $100 principal amount of the Debentures,
plus any accrued and unpaid interest

AND

PROXY REQUEST

to amend the terms of the trust indenture governing such Debentures

Sterling Centrecorp Inc. (formerly, Samoth Capital Corporation) ("**Sterling**" or the "**Corporation**") invites holders (collectively, the "**Debentureholders**") of its 7.25% Convertible Unsecured Subordinated Debentures due December 31, 2004 (the "**Existing Debentures**") to deposit Existing Debentures pursuant to this offer to purchase, upon the terms and subject to the conditions set out herein. The Offer is for all of the outstanding Existing Debentures. At the date hereof, $25,570,000 principal amount of the Existing Debentures are outstanding. **The Offer expires at 5:00 p.m. (Toronto time) on May 6, 2004, unless extended (the "Expiry Time").**

In conjunction with the Offer, the Corporation has called a meeting (the "**Meeting**") of the Debentureholders to consider an extraordinary resolution to approve (the "**Approval**") amendments to the Existing Trust Indenture (the "**Proposed Amendments**"), as described in the offering circular (the "**Offering Circular**") and the accompanying management information circular (the "**Meeting Circular**") in respect of the Meeting. **Debentureholders who tender under the Offer must deliver a proxy (the "Proxy") voting the deposited Existing Debentures in favour of the Proposed Amendments as a condition to the Corporation taking up and paying for the deposited Existing Debentures. Proof of such deposit will be required and the Debentureholder will authorize any intermediary who is depositing the Proxy on behalf of the Debentureholder to confirm to the Corporation that such Debentureholder had delivered the Proxy voting the deposited Existing Debentures in favour of the Proposed Amendments.** The Proposed Amendments require the Approval of Debentureholders representing at least 66 2/3% of the aggregate principal amount of Existing Debentures, held by Debentureholders present in person or represented by proxy at the Meeting (the "**Requisite Approval**").

The Existing Debentures are listed and posted for trading on The Toronto Stock Exchange (the "**TSX**"). On March 26, 2004 Sterling announced its intention to offer to purchase all of the outstanding Existing Debentures on the basis of $80 in cash for each $100 principal amount of Existing Debentures (the "**Offer**"). The weighted average trading price of the Existing Debentures on the TSX over the 12 months ended March 25, 2004 was $70.96 per $100 of principal amount). On March 25, 2004, the last full trading day prior to the announcement of the Offer, the closing price of the Existing Debentures on the TSX was $75.20 per $100 of principal amount.

The Offer is conditional upon certain conditions which are described in Section 9 of the Offer, "Conditions of the Offer". The Solicitation is conditional upon certain conditions which are described in Section 10 of the Offer, "Conditions of the Proxy Solicitation".

7

The purpose of this Offer and Solicitation is to repurchase the Existing Debentures and to amend the terms of the Existing Trust Indenture, so as to provide the Debentureholders with a cash alternative to holding either Existing Debentures or the Existing Debentures as may be amended by the Proposed Amendments (the "**Revised Debentures**") if the Requisite Approval is obtained.

Neither Sterling nor its Board of Directors makes any recommendation to any Debentureholder as to whether to deposit or refrain from depositing Existing Debentures and the Proxy. No person has been authorized to make any such recommendation. Each Debentureholder must make the decision whether to deposit the Existing Debentures under the Offer and the Proxy pursuant to the Solicitation. Debentureholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to deposit Existing Debentures to the Offer and the Proxy pursuant to the Solicitation and, if so, how much of the Existing Debentures to deposit.

Debentureholders should carefully consider the income tax consequences of accepting the Offer. See Section 17 of the Offering Circular, "Canadian Federal Income Tax Considerations".

Any Debentureholder desiring to deposit all or any portion of his or her Existing Debentures under the Offer must properly complete and sign the Letter of Transmittal (or a photocopy thereof) in accordance with the instructions in such Letter of Transmittal and such Proxy must be voted in favour of the Proposed Amendments.

You are urged to read and carefully consider the information in the accompanying Meeting Circular and are requested to complete and return the accompanying form of proxy in the envelope provided for such purpose so that your Existing Debentures will be represented, whether or not you are personally able to attend the Meeting.

The Letter of Transmittal and all other required documents are to be delivered to CIBC Mellon Trust Company as depositary (the "**Depositary**"). The certificates for such Existing Debentures are to be delivered to the Depositary as set forth in Section 7 of the Offer, "Procedure for Depositing Existing Debentures", or request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. **Any Debentureholder having Existing Debentures registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Existing Debentures.** Any Debentureholder who desires to deposit Existing Debentures and whose certificates for such Existing Debentures are not immediately available must deposit such Existing Debentures by following the procedures for guaranteed delivery set forth in Section 7 of the Offer to Purchase, "Procedure for Depositing Existing Debentures Guaranteed Delivery".

Questions and requests for assistance may be directed to RBC Dominion Securities Inc. (the "**Dealer Manager**") or to the Depositary at the offices shown on the last page of this document. Additional copies of the Offer, the Offering Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined below), the Meeting Circular and the Proxy may be obtained without charge on request from the Depositary or the Dealer Manager.

NOTICE TO HOLDERS WHO ARE U.S. PERSONS

This Offer is made for securities of a Canadian company. The Offer is subject to Canadian disclosure requirements that are different from those of the United States. Sterling's financial statements have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

The Solicitation is not subject to the requirements of Section 14(a) of the United States Securities and Exchange Act of 1934 (the " U.S. Exchange Act"). Accordingly, the Meeting Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

It may be difficult for a Debentureholder to enforce its rights and any claim it may have arising under United States federal securities laws, as Sterling is located in Canada and all but three of its officers and all but three of its directors are non-residents of the United States. A Debentureholder may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of United States securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a United States court's judgement.

Debentureholders should be aware that the acceptance of the Offer may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in this document and such holders should seek their own tax advice.

Debentureholders should be aware that, except for the period during which the Offer is outstanding, Sterling may purchase Existing Debentures other than under the Offer, such as in open market or privately negotiated purchases.

CURRENCY EXCHANGE RATES

All references in the Offer and in the Offering Circular to "dollars" and "$" refer to Canadian dollars, unless otherwise expressly stated.

The following table sets forth, for each period indicated, the noon spot rate for one U.S. dollar expressed in Canadian dollars, during such period, and the exchange rate at the end of such period, based upon information provided by the Bank of Canada:

		Year Ended December 31		
	January 1 – March 1, 2004	**2003**	**2002**	**2001**
Average[1]	1.3127	1.4015	1.5704	1.5484
Period end	1.3393	1.2965	1.5796	1.5926

On March 1, 2004, the noon rate of exchange quoted by the Bank of Canada for U.S.$1.00 was Cdn$1.3393, the inverse of which is Cdn.$1.00 for U.S.$0.7468.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Debentureholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Corporation may, in its sole judgement, take such action as it may deem necessary to extend the Offer to Debentureholders in such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE CORPORATION AS TO WHETHER A DEBENTUREHOLDER SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING EXISTING DEBENTURES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION.

---

[1] Average of the nominal noon exchange rate for the applicable period.

TABLE OF CONTENTS

PAGE

NOTICE TO HOLDERS WHO ARE U.S. PERSONS 2

CURRENCY EXCHANGE RATES 3

TABLE OF CONTENTS 4

SUMMARY 6

DEFINITIONS 12

OFFER TO PURCHASE 14

1. The Offer 14

2. The Proxy Solicitation 14

3. The Proposed Amendments to the Existing Trust Indenture 15

4. Principal Amount of Existing Debentures 15

5. Purchase Price 15

6. Payment of Interest 15

7. Procedure for Depositing Existing Debentures 16

8. Withdrawal of Tender 18

9. Conditions of the Offer 19

10. Conditions of the Proxy Solicitation 20

11. Acceptance for Payment and Payment for Existing Debentures 21

12. Extension and Variation of the Offer and Solicitation 22

13. Payment in the Event of Mail Service Interruption 22

14. Liens 23

15. Notice 23

16. Other Terms 23

OFFERING CIRCULAR 25

1. Sterling Centrecorp Inc. 25

2. Purpose, Effect and Background of the Offer and Solicitation 25

3. Benefits of the Offer and Proposed Amendments to Holders of the Existing Debentures 26

4. Trading Range and Volume of Existing Debentures and Common Shares 27

5. Effect of the Offer on Markets and Listings 28

6. Ownership and Trading of Securities of the Corporation 28

7. Financial Statements 29

8. Valuation Exemption 29

9. Acceptance of the Offer and Solicitation 30

10. Benefits of the Offer 30

11. Contracts, Arrangements and Understandings 30

12. Commitments to Acquire Securities of the Corporation 31

13. Material Changes in the Affairs of the Corporation 31

14. Previous Purchases and Sales 31

15. Previous Distributions 32

16. Dividend Policy 32

17. Canadian Federal Income Tax Considerations 32

Residents of Canada *33*
Non-Residents of Canada *35*

18. Eligibility for Investment 36

19. Certain Legal Matters and Regulatory Approvals 36

20. Source of Funds 36

21. Dealer Manager 37

22. Statutory Rights 37

23. Right of Appraisal and Acquisition 37

24. Fees and Expenses 38

25. Restrictions Applicable to U.S. Debentureholders 39

CONSENT OF FOGLER, RUBINOFF LLP 40

APPROVAL AND CERTIFICATE 41

SUMMARY

This summary is qualified in its entirety by reference to the full text and more specific details in the Offer and the Circular, including Schedule A thereto. All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise stated.

The Transaction

The Offer and Proposed Amendment will allow Debentureholders a choice for each Existing Debenture of:

(i) Amending the Existing Debentures to include an increased coupon, a lower conversion price and an increased term thus creating the Revised Debentures;

(ii) Receiving $80 in cash for each $100 of principal amount of Existing Debentures pursuant to the Offer; or

(iii) Any combination of (i) and (ii).

Purchase Price

Subject to the terms and conditions of the Offer, Existing Debentures will be purchased by Sterling Centrecorp Inc. ("Sterling") at a price of $80 per $100 of principal amount of Existing Debentures.

Request for Proposed Amendment to Existing Debentures

Sterling has called the Meeting of the Debentureholders on May 6, 2004, to consider an extraordinary resolution to approve the Proposed Amendments to the Existing Trust Indenture. Debentureholders who tender under the Offer must have delivered a Proxy voting the deposited Existing Debentures in favour of the Proposed Amendments as a condition to the Corporation taking up and paying for the deposited Existing Debentures. Proof of such deposit will be required and the Debentureholder will authorize any intermediary who is depositing a Proxy on behalf of the Debentureholder to confirm to the Corporation that such Debentureholder had delivered a Proxy voting the deposited Existing Debentures in favour of the Proposed Amendments. The Proposed Amendments require the approval of Debentureholders representing at least 66 2/3% of the aggregate principal amount of Existing Debentures, held by Debentureholders present in person or represented by proxy at the Meeting (the "Requisite Approval").

Description of Revised Debentures

If the Requisite Approval is obtained, the terms of the Existing Debentures will be amended by the Supplemental Indenture and the resulting Revised Debentures will have terms substantially similar to those under the Existing Debentures, other than in respect of an increased interest rate, a lower conversion price, an extended maturity date an increased maximum aggregate principal and a change in governing law.

The Revised Debentures will mature on December 31, 2009 and will bear interest at the rate of 8.5 % per annum from the Effective Date payable semi-annually on June 30 and December 31 in each year. The first interest payment on the Revised Debentures will be June 30, 2004 and will represent a combination of interest accrued at 7.25% until the day prior to the Effective date, and interest accrued at 8.5% from the Effective Date. Thereafter interest will be paid semi-annually at 8.5% until December 31, 2009.

The Revised Debentures will be convertible at the holder's option into Common Shares at a price of $2.50 per Common Share, subject to adjustment.

The Revised Debentures will not be redeemable prior to December 31, 2007. From December 31, 2007 up to and including December 31, 2008, the Revised Debentures will be redeemable at the option of Sterling, at par plus accrued and unpaid interest, provided that the Market Price of the common shares of the Corporation (the "Common Shares") on the date on which the notice of redemption is given is at least 125% of the Conversion Price and at least 100,000 Common Shares have traded on the TSX during the 20 Trading Days used for determining the Market Price. On and after January 1, 2009, the Revised Debentures will be redeemable at any time at par plus accrued and unpaid interest.

The Revised Debentures will be subordinated in right of payment to all senior obligations of Sterling.

The Existing Debentures are, and the Revised Debentures will be, listed and posted for trading on the TSX under the symbol "SCFdb".

Comparison of Revised Debentures to Existing Debentures

	Existing Debentures	Revised Debentures
Issuer:	Sterling	Sterling
Securities:	7.25% Convertible Unsecured Subordinated Debentures due December 31, 2004	8.5% Convertible Unsecured Subordinated Debentures due December 31, 2009
Principal Amount Outstanding (1):	$25,570,000	Up to $36,681,100[(1)]
Maturity:	December 31, 2004	December 31, 2009
Coupon:	7.25%	8.5%
Ranking:	Subordinated	Subordinated
Conversion Price:	$7.25	$2.50
Share Payment Option on Maturity or Redemption:	Share repayment option exists upon maturity or redemption	Share repayment option exists upon maturity or redemption

Redemption:	Currently Redeemable	▪ Not redeemable prior to December 31, 2007. ▪ Redeemable at par plus accrued interest if the Market Price is at least 125% of the Conversion Price, and at least 100,000 Common Shares have traded on the TSX during the 20 Trading Days used for determining the Market Price from December 31, 2007 until and including December 31, 2008. ▪ Redeemable at par plus accrued interest thereafter
Governing Law:	British Columbia	Ontario
Listing:	TSX (SCFdb)	TSX (SCFdb)

(1) Principal amount outstanding could be a maximum of $36,681,100 in the event the Investors exercise their option to subscribe for up to an additional $11,111,100 in principal of Revised Debentures should none of the existing Debentureholders tender to the Offer. See Purpose, Effect and Background of the Offering and Solicitation in the Offering Circular

Background to the Offer and Proposed Amendments to Existing Debentures

The Existing Debentures mature in 2004 and represent a significant component of Sterling's capital structure. Sterling currently does not have the liquidity to repay the Existing Debentures at maturity in cash.

Sterling believes that it has significant growth opportunities. The Offer and Proposed Amendments to the Existing Debentures will provide financial flexibility to allow Sterling to pursue these opportunities.

In order to provide Debentureholders with the cash option represented by the Offer, Sterling entered into negotiations with the Investors. The Investors consist of Kimco Realty Corporation, a leading U.S. retail REIT and Third Avenue Trust, on behalf of the Third Avenue Real Estate Value Fund Series, a U.S. mutual fund that invests in real estate operating companies, REITs and other real estate related companies. The Investors have entered into an agreement to fund the cash component of the Offer, subject to a maximum aggregate investment of $20,000,000, through their subscription at a price of $90 per $100 of principal amount for the Revised Debentures, if the Requisite Approval is obtained, or the New Debentures, if the Requisite Approval is not obtained. In addition, the Investors have the obligation to invest a minimum of $5,000,000 and the right to invest up to $10,000,000 (including any funding required under the Offer) in the Revised Debentures or the New Debentures, as the case may be, regardless of the amount of Existing Debentures tendered under the Offer.

Benefits of Offer and Proposed Amendments to Existing Debentures

Sterling believes that the transaction gives benefits to both those that tender to the Offer for each and those who will hold the Revised Debentures.

The Investors are subscribing for the Revised Debentures or the New Debentures, as the case may be, on the same terms as the Revised Debentures, for $90 in cash per $100 of face value.

The Offer provides Debentureholders who are considering the sale of all or a portion of their Existing Debentures with the opportunity to sell their Existing Debentures without the usual transaction costs associated with market sales and the Offer Price of $80 for $100 principal amount of the Existing Debentures represents a 13% premium to the weighted average trading price of the Existing Debentures over the past 12 months.

By voting for the Proposed Amendments, Sterling believes Debentureholders will benefit as follows:

- **Higher Interest Rate:** The Revised Debentures have an interest rate of 8.50% compared to 7.25% on the Existing Debentures.

- **Lower Conversion Price:** The conversion price of the Revised Debentures will be $2.50 compared to $7.50 on the Existing Debentures.

- **Extended Term:** As the Existing Debentures mature on December 31, 2004, while the Revised Debentures mature on December 31, 2009, this will also provide Debentureholders with the opportunity to extend their investment in Sterling and benefit from a longer conversion period, without the usual transaction costs associated with market sales.

- **Debentureholders' Interest More Closely Aligned with Equity Holders' Interest**: The lower conversion price is more likely to provide holders of the Revised Debentures with an opportunity to benefit more directly from an increased value of the Common Shares thereby more closely aligning the Debentureholders' interest with that of equity holders.

If the Requisite Approval is not obtained, Sterling expects that it will repay on maturity any Existing Debentures that have not been tendered to the Offer by issuing Common Shares pursuant to the terms of the Existing Trust Indenture. This issuance may have the effect of depressing the market price of such Common Shares given the historical lack of liquidity in the market for such Common Shares.

Expiration

The Offer is open for acceptance up to and including 5:00 p.m. (Eastern Standard Time) on May 6, 2004, or such later time and date to which the Offer may be extended by Sterling (the "Expiration Date").

How to Deposit Debentures

A Debentureholder wishing to accept the Offer must complete the accompanying Letter of Transmittal or a manually executed photocopy thereof and deposit it, together with the Debentures to be deposited, in accordance with the instructions in the Letter of Transmittal. **Any Debentureholder having Existing Debentures registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Existing Debentures.**

Debentureholders wishing to deposit Existing Debentures under the Offer must

15

	deposit Existing Debentures with a principal amount of $100 or an integral multiple thereof. A Debentureholder wishing to accept the Offer must complete the accompanying Proxy or a manual executed photocopy thereof directing management of the Corporation to vote in favour of the Proposed Amendments and must deposit it in accordance with the instructions in the Proxy.
How to Vote in Favour	A Debentureholder wishing to vote in favour must either attend the meeting in person or complete the accompanying Proxy or a manual executed photocopy thereof directing management of the Corporation to vote in favour of the Proposed Amendments and must deposit it in accordance with the instructions in the Proxy.
Brokerage Commissions	No fee or commission will be payable by any Debentureholder for depositing.
Conditions of the Offer	Sterling reserves the right to withdraw the Offer and not take up and pay for the Debentures deposited under the Offer unless the conditions described under Section 9 of the Offer, "Conditions of the Offer", are satisfied or waived. **Debentureholders who tender under the Offer must deliver a proxy (the "Proxy") voting the deposited Existing Debentures in favour of the Proposed Amendments as a condition to the Corporation taking up and paying for the deposited Existing Debentures. Proof of such deposit will be required and the Debentureholder will authorize any intermediary who is depositing the Proxy on behalf of the Debentureholder to confirm to the Corporation that such Debentureholder had delivered the Proxy voting the deposited Existing Debentures in favour of the Proposed Amendments. The Offer is not conditional upon any minimum aggregate principal amount of Existing Debentures being deposited.**
Payment Date	Subject to the terms and conditions of the Offer, Sterling will take up Debentures validly deposited under the Offer as soon as practicable after the Expiration Date, and in any event, within 10 days after the Expiration Date, and will pay for Existing Debentures within 3 business days thereafter.
Position of Sterling and its Board of Directors	Neither Sterling nor its Board of Directors makes any recommendation to any Debentureholder as to whether to deposit or refrain from depositing Existing Debentures or Proxies. **Debentureholders are urged to consult their own investment and tax advisors and make their own decisions whether to deposit Existing Debentures to the Offer and, if so, what principal amount of Existing Debentures to deposit.**
Withdrawal Rights	Deposited Existing Debentures may be withdrawn at any time up to and including 5:00 (Eastern Standard Time) on May 6, 2004, and in other circumstances described in Section 8 of the Offer, "Withdrawal of Tender".
Tax Considerations	**Debentureholders should consider carefully the income tax consequences of accepting the Offer. See Section 17 of the Circular, "Canadian Federal Income Tax Consequences".**
Solicitation Fees	The Corporation has agreed to pay to each Soliciting Dealer (as defined in the Circular) whose name appears in the appropriate space in the Proxy a fee of $1.00 for each $100 of principal amount of Existing Debentures voting in favour of the Proposed Amendment in the event the Requisite Approval is obtained. The aggregate amount payable with respect to any single depositing Debentureholder will not be more than $1,500.

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Further Information Regarding the Offer	Contact the Depositary, the Dealer Manager or consult your broker. The addresses, telephone and facsimile numbers of the Depositary and the Dealer Manager are set out on the back cover of the Offer and accompanying Offering Circular and in the Letter of Transmittal.

DEFINITIONS

In the Offer and the Offering Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

"**Approval**" means the approval of the Proposed Amendments by the Debentureholders;

"**Board of Directors**" means the board of directors of Sterling;

"**CDS**" means the Canadian Depository for Securities Limited;

"**Common Shares**" means the common shares of Sterling;

"**Compulsory Acquisition**" means the acquisition by Sterling, in accordance with section 188 of the OBCA, of Existing Debentures held by Debentureholders who did not accept the Offer, as described in Section 23 of the Offer, "Right of Appraisal and Acquisition";

"**Corporation**" or "**Sterling**" means Sterling Centrecorp Inc.;

"**Dealer Manager**" means RBC Dominion Securities Inc.;

"**Debentureholders**" means, collectively, the holders of Existing Debentures;

"**Depositary**" means CIBC Mellon Trust Company;

"**Effective Date**" means, with respect to the Revised Debentures, the date on which the Proposed Amendments become effective if the Requisite Approval is obtained.

"**Eligible Institution**" means a Canadian chartered bank, a major trust company of Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Existing Debentures**" means the $25,570,000 aggregate principal amount of convertible unsecured subordinated debentures of the Corporation, bearing interest at 7.25% per annum, payable semi-annually and maturing December 31, 2004;

"**Existing Trust Indenture**" means the trust indenture dated as of August 29, 1997 between Samoth Capital Corporation (now Sterling) and CIBC Mellon Trust Company, as trustee, pursuant to which the Existing Debentures were issued;

"**Expiration Date**" means May 6, 2004, unless Sterling, in its sole discretion, shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest date or dates at which the Offer and Solicitation, as so extended by Sterling, shall expire. See Section 12 of the Offer to Purchase, "Extension and Variation of the Offer and Solicitation";

"**Expiry Time**" means 5:00 p.m. (Toronto time) on the Expiration Date, or such later time or times and date or dates as may be fixed by Sterling from time to time pursuant to Section 12 of the Offer to Purchase, "Extension and Variation of the Offer and Solicitation";

"**Investors**" means Kimco Realty Corporation and Third Avenue Trust, on behalf of the Third Avenue Real Estate Value Fund Series (or their permitted assignees) who will be funding the Corporation's obligations to satisfy the cash requirements under the Offer, subject to a maximum aggregate investment by the Investors of $20,000,000 through their subscription for the Revised Debentures, if the Requisite Approval is obtained, or the New Debentures, if the Requisite Approval is not obtained, at a price of $90 per $100 of principal amount thereof;

"**Meeting**" means the meeting of the Debentureholders to be held on May 6, 2004 which was called by the Corporation to obtain the Approval;

"**Meeting Circular**" means the management information circular in respect of the Meeting;

"**Letter of Transmittal**" means the letter of transmittal on blue paper in the form accompanying the Offer and the Meeting Circular;

"**New Debentures**" means the Debentures to be issued to the Investors which will have the same terms and conditions as the proposed Revised Debentures and will be issued pursuant to an indenture with the same terms and conditions as the proposed Supplemental Indenture in the event the Requisite Approval is not obtained;

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery on green paper in the form accompanying the Offer;

"**OBCA**" means the *Business Corporations Act* (Ontario);

"**Offer**" or "**Offer to Purchase**" means the offer to purchase all of the $25,570,000 aggregate principal amount of Existing Debentures made hereby in consideration of up to $20,456,000 on the terms and subject to the conditions set out in this Offer, and the accompanying Offering Circular and Letter of Transmittal which form part of the Offer to Purchase;

"**Offering Circular**" means the offering circular accompanying the Offer;

"**Proposed Amendments**" means the proposed amendments to the Existing Trust Indenture set forth in the Supplemental Indenture;

"**Proxy**" means the form of proxy accompanying the Meeting Circular to be completed and delivered in respect of Existing Debentures for use at the Meeting;

"**Purchase Price**" means, for each $100 principal amount of Existing Debentures, the payment of $80 in cash plus any accrued and unpaid interest to but excluding the date of purchase (being the date on which Sterling has taken up and paid for the particular Existing Debentures under the Offer by tendering payment to the Depositary) that Sterling will pay for Existing Debentures properly tendered pursuant to the Offer;

"**Requisite Approval**" means the Approval of holders of at least 66 2/3% in aggregate principal amount of Existing Debentures held by Debentureholders present in person or represented by proxy at the Meeting;

"**Revised Debentures**" means the Debentures to be issued pursuant to the Supplemental Indenture;

"**Shareholders**" means, collectively, the holders of Common Shares;

"**Solicitation**" means the solicitation for the Proxy made by the Corporation in conjunction with the Offer in order to obtain the Requisite Approval described in the Offer, Offering Circular and Meeting Circular;

"**Supplemental Indenture**" means the supplemental indenture modifying the Existing Trust Indenture to be executed following the Expiration Date, if the Requisite Approval has been obtained and will become effective upon execution by Sterling and CIBC Mellon Trust Company;

"**Tax Act**" means the *Income Tax Act* (Canada);

"**Trading Day**" means any trading day on which trading occurs on the TSX; and

"**TSX**" means the Toronto Stock Exchange.

OFFER TO PURCHASE

To: Holders of Existing Debentures of Sterling Centrecorp Inc.

1. The Offer

Sterling hereby invites Debentureholders to deposit Existing Debentures pursuant to the Offer, upon the terms and subject to the conditions set forth herein.

The Offer is also subject to certain conditions. See Section 9 of the Offer to Purchase, "Conditions of the Offer".

Subject to the terms and conditions set forth in the Offer, the Offering Circular, Letter of Transmittal and Notice of Guaranteed Delivery, Sterling is offering to purchase for $80 in cash, in exchange for each $100 principal amount of Existing Debentures deposited under the Offer.

The Offer is subject to the valuation requirements of Ontario Securities Commission Rule 61-501 and Agence Nationale d'encadrement de secteur financier Policy Q-27 and other applicable securities laws and regulations (the "Valuation Requirements"). The Corporation has received an exemption from such Valuation Requirements from the Ontario Securities Commission as the principal regulator under the Mutual Reliance Review System for Exemptive Relief Applications, for and on behalf of the British Columbia Securities Commission, the Alberta Securities Commission, the Manitoba Securities Commission, Securities Commission of Newfoundland, Nova Scotia Securities Commission, Agence Nationale d'encadrement de secteur financier and the Saskatchewan Financial Services Commission.

Depositing Debentureholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Section 11 of the Offer to Purchase, stock transfer taxes on the purchase of Existing Debentures by Sterling pursuant to the Offer.

2. The Proxy Solicitation

Pursuant to the Solicitation, in conjunction to the Offer, the Corporation has called a meeting (the "**Meeting**") of the Debentureholders to consider an extraordinary resolution to approve the Proposed Amendments to the Existing Trust Indenture.

DEBENTUREHOLDERS TENDERING THEIR EXISTING DEBENTURES UNDER THE OFFER MUST DELIVER A PROXY VOTING THE DEPOSITED EXISTING DEBENTURES IN FAVOUR OF THE PROPOSED AMENDMENTS AS A CONDITION TO THE CORPORATION TAKING UP AND PAYING FOR SUCH TENDERED EXISTING DEBENTURES.

The Corporation reserves the right to terminate the Solicitation unless the conditions described under Section 10 of the Offer, "Conditions of the Proxy Solicitation" are satisfied or waived by the Corporation in its sole discretion provided that the prior written consent of the Investors has been obtained.

Debentureholders who have tendered their Existing Debentures to the Offer on or prior to the Expiration Date will have withdrawal and/or revocation rights. See Section 8 of the Offer, "Withdrawal of Tender". The Proposed Amendments will be adopted only if Requisite Approval shall have been obtained. The Offer is not conditional upon receiving the Requisite Approval.

The Proposed Amendments will be effected by the Supplemental Indenture, to be executed following the Expiration Date, if the Requisite Approval has been obtained, but which will not become effective until the full payment of the deposited Existing Debentures.

If the Proposed Amendments become effective, the Depositary, as soon as practicable, will transmit a copy of the Supplemental Indenture to all registered Debentureholders, including non-tendering holders who will hold their Existing Debentures under the Existing Trust Indenture, as amended by the Proposed Amendments, pursuant to which they will become Revised Debentures under the Supplemental Indenture.

Only a registered Debentureholder (a "Registered Holder") as at March 30, 2004, can effectively tender to the Offer and deliver Proxies for the Meeting. Subsequent transfers of Existing Debentures on the applicable security register for such Existing Debentures will not have the effect of revoking any Proxies theretofore given by the Registered Holder of such Existing Debentures, and such Proxies will remain valid unless revoked by the transferee holder in accordance with the procedures described herein under Section 8 of the Offer, "Withdrawal of Tender and Revocation of Proxies".

3. The Proposed Amendments to the Existing Trust Indenture

The Proposed Amendments are set forth in the Supplemental Indenture. Copies of the draft Supplemental Indenture and of the Existing Trust Indenture will be available for inspection until the Expiration Date at the address of the Depositary as set forth on the back cover page of this Offer and the Offering Circular. The Proposed Amendments will be effected by the Supplemental Indenture to be executed following the Expiration Date if the Requisite Approval has been obtained. The Supplemental Indenture will become effective upon execution by Sterling and CIBC Mellon Trust Company. Once effective, the Supplemental Indenture will be binding upon all Debentureholders who have not tendered their Existing Debentures in the Offer. Under subsection 10.11 of the Existing Trust Indenture (entitled "Powers Exercisable by Extraordinary Resolution"), Debentureholders have the power to sanction any modification, obligation, alteration, compromise or arrangement of the rights of Debentureholders to the Existing Trust Indenture.

The Proposed Amendments constitute a single proposal and a tendering and/or approving Debentureholder must approve the Proposed Amendments in their entirety and may not selectively approve certain of the Proposed Amendments.

The Supplemental Indenture can only be executed if the Corporation obtains the Requisite Approval.

4. Principal Amount of Existing Debentures

Upon the terms and subject to the conditions of the Offer, Sterling will accept for payment and purchase for the Purchase Price up to the aggregate principal amount of $25,570,000 of Existing Debentures, or such lesser aggregate principal amount of Existing Debentures as are properly deposited at or prior to the Expiry Time (and not withdrawn in accordance with Section 8 of the Offer to Purchase, "Withdrawal of Tender and Revocation of Proxies") pursuant to the Offer.

5. Purchase Price

As promptly as practicable after the Expiry Time, upon the terms and subject to the conditions of the Offer (including the provisions described in Section 9 herein), all Debentureholders who have properly deposited and not withdrawn their Existing Debentures pursuant to the Offer will receive, for each $100 principal amount of Existing Debentures, $80 in cash, plus any accrued and unpaid interest to but excluding the Effective Date for all Existing Debentures purchased. Subject to the conditions set out in Section 9 herein, Sterling will take up such Existing Debentures validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time. Sterling will pay for such Existing Debentures as soon as possible, but in any event not later than three business days after taking up the Existing Debentures. If the Requisite Approval is obtained, Sterling will not take up Existing Debentures until after the fifth business day following the Expiry Date. All Existing Debentures not purchased pursuant to the Offer will be returned to the depositing Debentureholders at Sterling's expense as promptly as practicable following the Expiry Time.

6. Payment of Interest

All holders of Existing Debentures received from the Corporation the semi-annual interest payment on the Existing Debentures due and payable on December 31, 2003. Holders of Existing Debentures who tender their

Existing Debentures pursuant to the Offer, which Existing Debentures are subsequently taken up and paid for by the Corporation, will receive payment from the Corporation on account of accrued and unpaid interest on the Existing Debentures from December 31, 2003 to but excluding the Effective Date.

7. Procedure for Depositing Existing Debentures

Proper Deposit of Existing Debentures. To deposit Existing Debentures pursuant to the Offer and to deliver Proxies under the Solicitation (i) the certificate or certificates representing Existing Debentures in respect of which the Offer is being accepted, a properly completed and duly executed Letter of Transmittal (or an executed photocopy thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth in the Letter of Transmittal by the Expiry Time, or (ii) the guaranteed delivery procedure described below must be followed by the Expiry Time. Participants of CDS should contact such depositary with respect to the deposit of their Existing Debentures under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such Existing Debentures under the terms of the Offer. A Debentureholder who wishes to deposit Existing Debentures under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Existing Debentures under the Offer.

DEBENTUREHOLDERS WILL NOT BE ABLE TO VALIDLY TENDER UNDER THE OFFER UNLESS THEY DELIVER A PROXY APPROVING THE PROPOSED AMENDMENTS. TENDERING HOLDERS WHO SIGN THE LETTER OF TRANSMITTAL WILL HAVE AUTHORIZED ANY INTERMEDIARY DEPOSITING THE PROXY ON BEHALF OF THE DEBENTUREHOLDER TO CONFIRM TO THE CORPORATION WHETHER THE DEBENTUREHOLDER WHO HAS TENDERED EXISTING DEBENTURES HAS DELIVERED A PROXY APPROVING THE PROPOSED AMENDMENTS.

Partial Tenders. A Debentureholder desiring to deposit only a portion of the aggregate principal amount of a Debenture may do so, subject to the restriction set out below, by depositing a Debenture in the manner described above and indicating in the accompanying Letter of Transmittal the portion of the principal amount thereof that the Debentureholder wishes to deposit to the Offer. Sterling shall, as soon as practicable following the completion of the Offer, issue a new Debenture to such Debentureholder to evidence the remaining principal amount of the deposited Debenture retained by the Debentureholder. In order to comply with the terms of the Existing Trust Indenture, a Debentureholder who wishes to accept the Offer in respect of a portion, but not all, of the aggregate principal amount of a Debenture may do so, provided that the principal amount of Existing Debentures which is deposited to the Offer is in a denomination of $100 or an integral multiple thereof.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Existing Debentures exactly as the name of the registered holder appears on the certificate deposited therewith, and payment is to be made directly to such registered holder, or (ii) Existing Debentures are deposited for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Existing Debentures is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or certificates representing Existing Debentures not purchased or deposited are to be issued to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Method of Delivery. **The method of delivery of Existing Debentures and all other required documents is at the option and risk of the depositing Debentureholder.** For the Debentureholder's protection, Sterling recommends that material be delivered by hand to the Depositary and a receipt obtained. If material, such as certificates for Existing Debentures, are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be made upon actual receipt of such Existing Debentures by the Depositary, and where applicable, upon actual receipt at the particular office specified.

Guaranteed Delivery. If a Debentureholder wishes to deposit Existing Debentures pursuant to the Offer and cannot deliver certificates for such Existing Debentures or time will not permit all required documents to reach the Depositary by the Expiry Time, such Existing Debentures may nevertheless be deposited if all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form accompanying the Offer (on green paper) or an executed photocopy thereof, is received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery by the Expiry Time; and

(c) the certificates for all deposited Existing Debentures in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or an executed photocopy thereof) relating to such Existing Debentures, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery before 5:00 p.m., Toronto time, on the third Trading Day after the Expiration Date.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Toronto office of the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Existing Debentures deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Existing Debentures, a properly completed and duly executed Letter of Transmittal (or an executed photocopy thereof) relating to such Existing Debentures, with signatures guaranteed if so required and any other documents required by the Letter of Transmittal.

Determination of Validity. All questions as to the number of Existing Debentures to be accepted, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Existing Debentures will be determined by Sterling, in its sole discretion, which determination shall be final and binding on all parties. Sterling reserves the absolute right to reject any or all deposits of Existing Debentures determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Sterling's legal counsel, be unlawful. Sterling also reserves the absolute right to waive any of the conditions of the Offer or Solicitation or any defect or irregularity in any deposit of Existing Debentures. No deposit of Existing Debentures will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Sterling, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. Sterling's interpretation of the terms and conditions of the Offer and Solicitation (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

Under no circumstances will interest be paid by Sterling by reason of any delay in making payment to any person using the guaranteed delivery procedures, including without limitation any delay arising because the Existing Debentures to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Existing Debentures is not made until after the date the payment for deposited Existing Debentures accepted for payment pursuant to the Offer is made by Sterling.

Formation of Agreement. The proper deposit of Existing Debentures pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Debentureholder and Sterling, effective as of the Expiry Time, upon the terms and subject to the conditions of the Offer.

8. Withdrawal of Tender

Except as otherwise provided in this Section, deposits of Existing Debentures pursuant to the Offer will be irrevocable. Existing Debentures deposited pursuant to the Offer may be withdrawn by or on behalf of the depositing Debentureholder:

(a) at any time where the Existing Debentures have not been taken up by Sterling prior to the receipt by the Depositary of an effective notice of withdrawal in respect of such Existing Debentures; and

(b) if the Existing Debentures have not been paid for by Sterling within three business days after having been taken up.

In addition, if:

(a) before the Expiry Time, the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition of the Offer or a variation which consists solely of an increase in the consideration offered for the Existing Debentures, where the time for deposit is not extended for a period greater than that required by applicable legislation), or

(b) before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, any change has occurred in the information contained in the Offer or the Offering Circular, as amended from time to time, which change is one that would reasonably be expected to affect the decision of a Debentureholder to accept or reject the Offer, unless such change is not within the control of Sterling or an affiliate of Sterling,

then any Existing Debentures deposited under the Offer which have not been taken up by Sterling at the date of the notice of such change or variation may be withdrawn by or on behalf of the depositing Debentureholder at any time until the expiration of the 10th day after the date when the related notice of change or variation is mailed, delivered or otherwise properly communicated.

The Proposed Amendments will be effected by the Supplemental Indenture to be executed following the Expiration Date, if the Requisite Approval has been obtained, but will not become effective until the full payment of the deposited Existing Debentures.

For a withdrawal of deposited Existing Debentures to be effective, a written notice of withdrawal or revocation must be received in a timely manner by the Depositary at the place of deposit of the relevant Existing Debentures. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Existing Debentures being withdrawn and must specify the name of the person who deposited the Existing Debentures to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Existing Debentures, and the principal amount of Existing Debentures to be withdrawn. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing Debentureholder must submit the serial numbers shown on the particular certificates evidencing the Existing Debentures to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Existing Debentures deposited by an Eligible Institution. **A withdrawal of Existing Debentures deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal shall take effect only upon actual receipt by the Depositary of the properly completed and executed written notice within the applicable time specified above.**

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Sterling, in its sole discretion, which determination shall be final and binding. None of Sterling, the Depositary, or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.

Any Existing Debentures properly withdrawn will thereafter be deemed not deposited or delivered for purposes of the Offer and Solicitation. However, withdrawn Existing Debentures may be redeposited prior to the

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Expiry Time by again following any of the procedures described in Section 7 of the Offer to Purchase, "Procedure for Depositing Existing Debentures".

If Sterling extends the period of time during which the Offer is open, is delayed in its purchase of Existing Debentures or is unable to purchase Existing Debentures pursuant to the Offer for any reason, then, without prejudice to Sterling's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of Sterling all deposited Existing Debentures, and such Existing Debentures may not be withdrawn except to the extent depositing Debentureholders are entitled to withdrawal of tender as described in this Section.

9. *Conditions of the Offer*

Notwithstanding any other provision of the Offer, Sterling shall not be required to accept for purchase, purchase or pay for any Existing Debentures deposited and may terminate or cancel the Offer or may postpone the payment for Existing Debentures deposited if, at any time before the payment for any such Existing Debentures, any of the following events shall have occurred (or if they have occurred, in the discretion of Sterling have not been waived):

(a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment for some or all of the Existing Debentures by Sterling or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of Sterling, has or may have a material adverse effect on the Existing Debentures, Revised Debentures or New Debentures (as applicable) or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of Sterling or its subsidiaries, or has or may materially impair the contemplated benefits of the Offer to Sterling;

(b) there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or Sterling or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction, that, in the sole judgment of Sterling might, directly or indirectly, result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits to Sterling of the Offer;

(c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) any limitation by any governmental, regulatory or administrative authority or agency or any other event that, in the sole judgment of Sterling, might affect the extension of credit by banks or other lending institutions, or, (iv) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on Sterling's business, operations or prospects or the trading in, or value of, the Existing Debentures, Revised Debentures or New Debentures (as applicable) or the Common Shares;

(d) any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, income, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of Sterling or its subsidiaries that, in the sole judgment of Sterling, is or may be a material adverse change with respect to Sterling or its subsidiaries, taken as a whole;

(e) if required under any applicable securities legislation in Canada, Sterling shall not have received exemptions or waivers from the appropriate Canadian securities regulatory authorities from requirements in respect of the Offer;

(f) Sterling shall have determined, in its sole judgment, that there shall exist any prohibition at law against the Corporation making the Offer or taking up and paying for the Existing Debentures deposited under the Offer; or

(g) any change (other than a change pursuant to proposed changes to the Tax Act existing on the date hereof) shall have occurred or been proposed to the Tax Act (after the Offer is made) that, in the opinion of Sterling, is detrimental to Sterling or a holder of any of the Existing Debentures, the Revised Debentures or the New Debentures (as applicable).

Notwithstanding any other provision of the Offer, Sterling shall not be required to accept for purchase, purchase or pay for any Existing Debenture deposited if Sterling determines that the Debentureholder that has tendered the Existing Debenture has not delivered a Proxy voting in favour of the Proposed Amendments.

The foregoing conditions are for the sole benefit of Sterling and may be asserted by Sterling in its sole discretion regardless of the circumstances (including any action or inaction by Sterling) giving rise to any such conditions, or may be waived by Sterling, in its sole discretion, in whole or in part at any time provided that the prior written consent of the Investors has been obtained. The failure by Sterling at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Sterling concerning the events described in this Section shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer shall be deemed to be effective on the date on which notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary in writing at its principal office in Toronto set forth below. Sterling, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall forthwith thereafter make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX and the Canadian securities regulatory authorities. If the Offer is withdrawn, Sterling shall not be obligated to take up, accept for purchase or pay for any Existing Debentures deposited under the Offer, and the Depositary will return all certificates for deposited Existing Debentures and Letters of Transmittal and any related documents to the parties by whom they were deposited.

10. Conditions of the Proxy Solicitation

Notwithstanding any other provisions of the Offer and the Solicitation, the Corporation will not be required to amend the Existing Trust Indenture and may terminate, extend or amend the Solicitation, if the Corporation has not taken up and paid for the Existing Debentures deposited hereunder. In such event, the Corporation may, subject to applicable law, (i) terminate the Solicitation, (ii) extend the Solicitation and retain all Proxies delivered until the extended Expiration Date, or (iii) amend the terms of the Solicitation. Any waiver of a condition, amendment of the terms of the Solicitation or of the consideration to be paid by the Corporation pursuant to the Solicitation or withdrawal of the Solicitation will be effective upon written notice or other communication confirmed in writing by the Corporation to that effect to the Depositary at its principal office in Toronto.

The foregoing condition is for the sole benefit of Sterling and may be asserted by Sterling in its sole discretion regardless of the circumstances (including any action or inaction by Sterling) giving rise to any such conditions, or may be waived by Sterling, in its sole discretion, in whole or in part at any time provided that the prior written consent of the Investors has been obtained. The failure by Sterling at any time to exercise its rights under the foregoing condition shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Sterling concerning the events described in this Section shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Solicitation shall be deemed to be effective on the date on which notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary in writing at its principal office in Toronto set forth below. Sterling, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Solicitation, shall forthwith thereafter make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX and the Canadian securities regulatory authorities. If the Solicitation is withdrawn, Sterling shall not be obligated to take up, accept for purchase or pay for any Existing Debentures deposited under the Solicitation, and the Depositary will return all certificates for deposited Existing Debentures and Letters of Transmittal and any related documents to the parties by whom they were deposited.

11. Acceptance for Payment and Payment for Existing Debentures

If all conditions referred to in Section 9 of the Offer to Purchase, "Conditions of the Offer", have been fulfilled or waived by Sterling at or prior to the Expiry Time, Sterling will take up the Existing Debentures validly deposited under the Offer and not withdrawn as soon as practicable after the Expiry Time, but in any event not later than 10 days after the Expiry Time. If the Requisite Approval is obtained, Sterling will not take up Existing Debentures until after the fifth business day following the Expiry Date. Sterling will pay for such Existing Debentures within three business days after taking up the Existing Debentures. All Existing Debentures purchased by Sterling will subsequently be retired.

Acceptance for Payment. For purposes of the Offer, Sterling will be deemed to have accepted for payment Existing Debentures deposited and not withdrawn pursuant to the Offer if, as and when Sterling gives oral (to be confirmed in writing) or written notice to the Depositary at its principal office in Toronto of its acceptance of such Existing Debentures for payment pursuant to the Offer.

Payment. Payment for Existing Debentures accepted for purchase pursuant to the Offer will be made by depositing with the Depositary the aggregate Purchase Price for such Existing Debentures, including any accrued and unpaid interest to but excluding the Effective Date. The Depositary will act as agent for the depositing Debentureholders for the purpose of receiving payment from Sterling and transmitting such payment to the depositing Debentureholders. Receipt of payment by the Depositary will be deemed to constitute receipt of payment thereof by persons depositing Existing Debentures. Under no circumstances will further interest be paid by Sterling or the Depositary to persons depositing Existing Debentures by reason of any delay in paying for any Existing Debentures or otherwise.

Certificates for all Existing Debentures not purchased will be returned as soon as practicable after the Expiry Time or termination of the Offer without expense to the depositing Debentureholder.

Sterling will pay all stock transfer taxes, if any, payable on the transfer to it of Existing Debentures purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to any person other than the registered holder, or (in the circumstances permitted by the Offer) if Existing Debentures not deposited or not accepted for purchase are to be registered in the name of any person other than the registered owner, or if deposited certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered owner or such other person), payable on account of the transfer to such person will be deducted from the purchase price unless evidence satisfactory to Sterling of the payment of such taxes or exemption therefrom is submitted.

The Purchase Price for Existing Debentures deposited and purchased will be paid by cheque issued to the order of the person signing the relevant Letter of Transmittal or to the order of such other person as identified by the person signing such Letter of Transmittal, by properly completing the box captioned "Special Payment Instructions" in such Letter of Transmittal. In the absence of an address being provided, cheques will be forwarded to the address of the person as shown on the register for the Existing Debentures.

The Depositary will forward cheques and certificates representing all Existing Debentures not purchased by first-class mail to the person signing the relevant Letter of Transmittal or to such other person or such other address as identified by the person in such Letter of Transmittal (unless, in the case of a cheque, the person signing the Letter of Transmittal instructs the Depositary to hold such cheque for pick-up) by properly completing the box captioned "Special Delivery Instructions" in such Letter of Transmittal. See Section 13 of the Offer to Purchase, "Payment in the Event of Mail Service Interruption", in the event of real or possible mail service interruption.

Persons depositing Existing Debentures will not be obligated to pay brokerage commissions.

12. Extension and Variation of the Offer and Solicitation

Sterling expressly reserves the right, in its sole discretion, provided consent of the Investors has been obtained, but regardless of whether or not any of the conditions specified under Section 9 of the Offer to Purchase, "Conditions of the Offer" or Section 10 of the Offer to Purchase, "Conditions of the Proxy Solicitation", shall have occurred, at any time or from time to time, to extend the period of time during which the Offer or Solicitation is open or to vary the terms and conditions of the Offer or Solicitation by giving written or oral notice (to be confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth under Section 15 of the Offer to Purchase, "Notice", to all Debentureholders whose Existing Debentures have not been taken up prior to the extension or variation. Promptly after giving notice of an extension or variation to the Depositary, Sterling will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the TSX and the Canadian securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

Where the terms of the Offer are varied, the period during which Existing Debentures may be deposited pursuant to the Offer shall not expire before 10 days after the notice of variation has been given to holders of Existing Debentures, unless the variation consists solely of the waiver of a condition of the Offer or unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities. During any such extension or in the event of any variation, all Existing Debentures previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Sterling in accordance with the terms of the Offer, subject to Section 8 of the Offer to Purchase, "Withdrawal of Tender". An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by Sterling of its rights under Section 9 of the Offer to Purchase, "Conditions of the Offer".

If, prior to the Expiry Time, a variation in the terms of the Offer increases the consideration offered to Debentureholders by Sterling in its sole discretion, such increase shall be applicable to all Debentureholders whose Existing Debentures are taken up pursuant to the Offer.

Notwithstanding the foregoing, the Offer may not be extended by Sterling if all the terms and conditions of the Offer have been complied with, except those waived by Sterling, unless Sterling first takes up all Existing Debentures properly deposited under the Offer and not withdrawn.

Sterling also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not to accept for purchase any Existing Debentures not theretofore accepted for purchase upon the occurrence of any of the conditions specified in Section 9 of the Offer to Purchase, "Conditions of the Offer", or (ii) at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the principal amount of Existing Debentures Sterling may purchase or the price it may pay pursuant to the Offer.

If Sterling makes a material change in the terms of the Offer or the information concerning the Offer, Sterling will extend the time during which the Offer is open to the extent required under applicable Canadian provincial securities legislation.

13. Payment in the Event of Mail Service Interruption

Notwithstanding the provisions of the Offer, cheques in payment for Existing Debentures purchased under the Offer or any Existing Debentures to be returned and other relevant documents will not be mailed if Sterling determines that delivery by mail may be delayed. Persons entitled to cheques and/or other relevant documents which are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Existing Debentures were delivered until Sterling has determined that delivery by mail will no longer be delayed. Sterling will provide notice as provided under Section 15 of the Offer to Purchase, "Notice", of any determination not to mail under this Section as soon as reasonably practicable after such determination is made. Notwithstanding Section 13 hereof, cheques and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Existing Debentures were deposited.

14. Liens

The depositing Debentureholder will be bound by a representation and warranty that such Debentureholder has full power and authority to deposit, sell, assign and transfer the deposited Existing Debentures and that Existing Debentures acquired pursuant to the Offer shall be acquired by Sterling free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and other equities, rights and interests whatsoever, together with all rights and benefits arising therefrom.

15. Notice

Except as otherwise provided in the Offer, any notice to be given by Sterling or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Existing Debentures at their respective addresses as shown on the registers maintained in respect of the Existing Debentures and will be deemed to have been received on the first Trading Day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Debentureholders and (ii) an interruption of mail service in Canada or the United States following mailing. In the event of an interruption of mail service following mailing, Sterling will use reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices in Canada or the United States are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which Sterling or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Debentureholders if (i) it is given to the TSX for dissemination through its facilities; (ii) it is issued by way of a news release; or (iii) if it is published once in the National Edition of the Globe & Mail or the National Post and in a French language daily newspaper of general circulation in Montreal.

16. Other Terms

(a) No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Sterling and, if any such information or representation is given or made, it must not be relied upon as having been authorized.

(b) The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(c) Sterling, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (which for greater certainty, includes the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery), the validity of any acceptance of the Offer and the validity of any withdrawals of Existing Debentures.

(d) This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to nor will deposits of Existing Debentures be accepted from or on behalf of Debentureholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Sterling may, in its sole discretion, take such action, as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Debentureholders in any such jurisdiction.

(e) The provisions of the Definitions, the Summary, the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

The accompanying Offering Circular constitutes the issuer bid offering circular required under Canadian provincial securities legislation with respect to the Offer.

March 30, 2004

STERLING CENTRECORP INC.

(signed)	*(signed)*
A. David Kosoy	John W.S. Preston
Co-Chairman and Co-Chief Executive Officer	Co-Chairman and Co-Chief Executive Officer

OFFERING CIRCULAR

This Offering Circular is furnished in connection with the accompanying Offer by Sterling to purchase the aggregate principal amount of up to $25,570,000 of the Existing Debentures. **All dollar or $ references are in Canadian dollars unless otherwise stated.**

1. Sterling Centrecorp Inc.

Incorporation. Sterling is governed by the OBCA. Its registered office is Suite 703, 123 Edward Street, Toronto, Ontario M56 1E2 and its principal offices are located at 2851 John Street, Suite 1, Markham, Ontario, L3R 5R7.

Sterling is a North American real estate investment and management company specializing in the retail property sector. The Company specializes in acquisition, development, re-development, management, leasing and related services for real estate assets on its own behalf and on behalf of its investors, partners and third party clients in both Canada and the United States. The Company's current portfolio under management and administration includes approximately 20 million square feet of retail and other commercial space. Sterling, through its North American platform, uncovers and secures real estate opportunities and then aligns itself with strategic financial partners to maximize returns for its partners and shareholders.

Sterling has grown its shopping centre portfolio substantially through acquisition. At the beginning of 2001, the Company did not own any shopping centre properties. Its current portfolio of existing shopping centres consists of interests in 11 properties comprising over 2.2 million square feet. In 2003 alone, Sterling acquired interests in 6 shopping centre properties totalling approximately 1.5 million square feet, and management is focused on further increasing the size of its shopping centre portfolio through acquisition of existing properties and select development activities.

In addition, the Company owns interests in (and acts as managing partner for) a number of retail, commercial and residential development projects in the Florida, Texas, Arizona and Colorado markets comprising approximately 2,088 acres of land area.

Sterling does not directly carry on any business in the United States. Business activity in the United States is carried on through a series of subsidiaries incorporated in several states of the United States. One of these subsidiaries maintains business offices in Florida.

2. Purpose, Effect and Background of the Offer and Solicitation

Sterling has favourable prospects for growth and the Existing Debentures and Revised Debentures will help fund that growth. Sterling's intent is to keep convertible debentures as an important part of its capital structure through the combination of existing Debentureholders providing the Requisite Approval of the Proposed Amendments to create the Revised Debentures and the Investors subscribing for Revised Debentures.

The purpose of this Offer and Solicitation is to provide the Debentureholders with cash as an alternative to holding Revised Debentures if the Requisite Approval is obtained or the likely receipt of Common Shares upon maturity of the Existing Debentures if the Requisite Approval is not obtained. Since there is currently a lack of liquidity in the Common Shares, if Common Shares are issued to repay the Existing Debentures on maturity, there is a reasonable likelihood that the trading price of the Common Shares could decrease after such issuance.

Sterling's intention to repurchase Existing Debentures under the Offer was publicly disclosed on March 26, 2004. After carefully considering all of the factors and other matters set out in this Offering Circular, the Board of Directors has concluded that the Offer and Solicitation represents an appropriate use of Sterling's resources and that the making of the Offer and Solicitation is in the best interests of Sterling. In reaching this decision, the Board of Directors noted that after giving effect to the Offer and Solicitation, Sterling will have sufficient financial resources to provide the liquidity required in the conduct of its on-going business and operations and the completion of the Offer and Solicitation will not prevent Sterling from pursuing its foreseeable business opportunities. The Board of Directors has approved the Offering Circular including the Offer and Solicitation.

Pursuant to an agreement dated March 26, 2004, with Kimco Realty Corporation, a leading U.S. retail REIT and Third Avenue Trust, on behalf of the Third Avenue Real Estate Value Fund Series, a U.S. mutual fund that invests in real estate operating companies, REITs and other real estate related companies (collectively the "Investors"), the Investors have agreed to fund the Corporation's obligations to satisfy the cash requirement under the Offer, subject to a maximum aggregate investment by the Investors of $20,000,000 through their subscription, at a price of $90 per $100 of principal amount, for the Revised Debentures, if the Requisite Approval is obtained or the New Debentures, if the Requisite Approval is not obtained. The Investors have an obligation to invest a minimum of $5,000,000 and the have right to invest up to $10,000,000 (in each case including any funding required under the Offer) regardless of the amount of Existing Debentures tendered under the Offer. In consideration for committing to provide the funding, the Investors have received an aggregate of 360,000 Common Shares and 360,000 Common Share purchase warrants, each warrant being exercisable for one Common Share at an exercise price of $2.50 per share from time to time during the five year period commencing on the date of issue.

The Offer does not constitute, nor to the best of the knowledge, information and belief of the Board of Directors, is it intended to be followed by a going-private transaction as defined in Ontario Securities Commission Rule 61-501. It is the current intention of the Board of Directors of the Corporation to continue as a publicly traded company and to pursue other business ventures following the completion of the Offer and Solicitation.

Neither Sterling nor its Board of Directors makes any recommendations to any Debentureholders as to whether to deposit or refrain from depositing any or all of such Debentureholder's Existing Debentures or delivering a Proxy to the Solicitation. No person has been authorized to make any such recommendation. Each Debentureholder must make the decision whether to deposit the Existing Debentures to the Offer and whether to deliver a Proxy to the Solicitation. Debentureholders are urged to evaluate carefully all information in the Offer and Solicitation, consult their own investment and tax advisors and make their own decisions whether to deposit Existing Debentures to the Offer and whether to deliver a Proxy to the Solicitation and, if so, how much of the Existing Debentures to deposit.

3. Benefits of the Offer and Proposed Amendments to Holders of the Existing Debentures

Sterling believes that the transaction gives benefits to both those that tender to the cash Offer and those who vote in favour of the Proposed Amendment to create the Revised Debentures.

The Investors are subscribing at a price of $90 in cash per $100 of face value for either the Revised Debentures in the event the Requisite Approval is obtained or the New Debentures which will be on the same terms as the Revised Debentures, in the event the Requisite Approval is not obtained.

The Offer provides Debentureholders who are considering the sale of all or a portion of their Existing Debentures with the opportunity to sell their Existing Debentures without the usual transaction costs associated with market sales and the Offer Price of $80 for $100 principal amount of the Existing Debentures represents a 13% premium to the weighted average trading price of the Existing Debentures over the past year.

By voting for the Proposed Amendments, Sterling believes Debentureholders who hold Revised Debentures created by the approval of the Proposed Amendments will benefit as follows:

- **Higher Interest Rate:** The Revised Debentures have an interest rate of 8.50% compared to 7.25% on the Existing Debentures.
- **Lower Conversion Price:** The conversion price of the Revised Debentures will be $2.50 compared to $7.50 for the Existing Debentures.
- **Extended Term:** As the Existing Debentures mature on December 31, 2004, while the Revised Debentures mature on December 31, 2009, this will also provide Debentureholders with the opportunity to extend their investment in Sterling and benefit from a longer conversion period, without the usual transaction costs associated with market sales.

- **Debentureholders' Interest More Closely Aligned with Equity Holders' Interest**: The lower conversion price is more likely to provide holders of the Revised Debentures with an opportunity to benefit more directly from an increased value of the Common Shares thereby more closely aligning the Debentureholders' interest with that of equity holders.

Currently the Corporation does not have the liquidity to repay the Existing Debentures in cash at their maturity on December 31, 2004. Under the Existing Trust Indenture the Corporation has the option to repay the Existing Debentures by issuing Common Shares at maturity. In the event that the Requisite Approval is not obtained it is likely that the Corporation will exercise this option and issue Common Shares. Based on the formula in the existing Trust Indenture, if a repayment in Common Shares was announced on March 25, 2004, 26.9 million Common Shares would be issued if 100% of the Existing Debentures were repaid via this option. This would represent an increase of 75% in the number of Common Shares outstanding. The Common Shares trade on the TSX exchange with an average daily trading volume of 9,264 shares per active trading day over the 12 months ending March 25, 2004. Such issuance of Common Shares could affect the trading price of those Common Shares. Accordingly, receipt of the Common Shares in exchange for Existing Debentures may not be conducive to the monetization of a Debentureholder's position.

4. Trading Range and Volume of Existing Debentures and Common Shares

The Existing Debentures are listed and posted for trading on the TSX under the symbol "SCFdb". The following table sets forth for the 12 months preceding the date of the Offer, the intra-day high and low daily trading prices for each $100 principal amount of Existing Debentures and the volumes and aggregate trading values of Existing Debentures traded on the TSX as compiled from published financial sources.

	TSX			
<u>Period</u>	High ($)	Low ($)	Trading Volume (in $100 lots)	Aggregate Trading Value ($)
February 2003	75.49	71.25	3,050	224,679.50
March 2003	75.50	70.00	4,200	302,047.30
April 2003	71.00	69.00	2,580	180,599.00
May 2003	70.00	63.00	13,240	872,529.60
June 2003	71.00	66.10	7,050	473,142.40
July 2003	71.01	68.50	3,892	269,724.70
August 2003	72.00	67.02	3,810	265,131.40
September 2003	71.00	68.00	4,340	298,845.60
October 2003	74.00	70.00	2,676	190,396.00
November 2003	73.50	70.00	2,020	143,447.00
December 2003	74.95	71.02	5,430	396,411.00
January 2004	77.00	71.31	5,650	413,880.70
February 2004	84.99	72.65	3,210	253,846.60
March 1 to 25, 2004	85.00	75.20	4,720	394,013.00

The consideration being offered is $80 per $100 principal amount of Existing Debentures. The weighted average trading price on the TSX of the Existing Debentures over the 12 months ended March 25, 2004 was $70.96 per principal amount of $100. The closing price of the Existing Debentures on the TSX on March 25, 2004 was $75.20 per $100 principal amount of Existing Debentures.

The Common Shares are also listed and posted for trading on the TSX, under the symbol "SCF". The following table sets forth for the 12 months preceding the date of the Offer, the intra-day high and low daily trading prices in Canadian dollars for the Common Shares and the volumes of Common Shares traded on the TSX as compiled from published financial sources.

	TSX		
Period	**High (Cdn$)**	**Low (Cdn$)**	**Trading Volume**
February 2003	0.90	0.75	67,446
March 2003	0.88	0.80	63,640
April 2003	0.80	0.50	135,991
May 2003	0.95	0.75	138,550
June 2003	1.05	0.95	74,765
July 2003	1.00	0.96	104,200
August 2003	1.00	0.85	58,204
September 2003	1.00	0.90	29,285
October 2003	1.04	0.90	46,970
November 2003	0.95	0.80	45,810
December 2003	1.20	0.90	198,225
January 2004	1.15	0.90	34,284
February 2004	1.00	0.95	12,706
March 1 to 25, 2004	1.05	0.91	322,733

On March 26, 2004 Sterling announced its intention to purchase the Existing Debentures on the basis of $80 in cash for each $100 principal amount of Existing Debentures. The closing price for the Common Shares on the TSX on March 25 2004, the last full Trading Day immediately preceding the announcement of the Offer, was $0.91.

DEBENTUREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE EXISTING DEBENTURES AND THE COMMON SHARES.

5. Effect of the Offer on Markets and Listings

The purchase of Existing Debentures by Sterling pursuant to the Offer will reduce the amount of Existing Debentures that might otherwise trade publicly, as well as the number of Debentureholders, and, depending on the number of Debentureholders depositing and the amount of Existing Debentures purchased under the Offer, could adversely affect the liquidity and market value of the remaining Existing Debentures held by the public.

The TSX has conditionally approved the listing of the securities referred to in Section 11 "Contracts, Arrangements and Understandings".

6. Ownership and Trading of Securities of the Corporation

To the knowledge of the directors and senior officers of the Corporation, the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the votes attached to the Common Shares: (i) John W.S. Preston 6,251,998 Common Shares directly and 1,491,874 shares indirectly through JMSC Holdings Inc. being approximately 21.2% of the outstanding Common Shares; and (ii) A. David Kosoy who directly owns 3,200,000 Common Shares and indirectly holds 169,400 Common Shares through First National Investments Inc., being approximately 9.4% of the outstanding Common Shares and acts jointly and in concert with the Sterling Trust, a trust the beneficiaries of which are the wife of A. David Kosoy and the three sons of A. David Kosoy and his wife, which owns indirectly, as at April 17, 2003, 3,406,971 Common Shares or approximately 9.5% of the outstanding Common Shares. Collectively, the holdings of A. David Kosoy and the Sterling Trust represent 18.9% of the outstanding Common Shares.

By a memorandum of agreement, dated as of March 1, 2001 and terminating February 1, 2005 (the "Memorandum of Agreement"), John W.S. Preston and JMSC Holdings Inc., a company owned indirectly by trusts, the beneficiaries of which are members of Mr. Preston's immediate family (collectively the "Preston Group"),

Robert S. Green, RSG Corp., a company which is wholly owned by Mr. Green (collectively the "Green Group") and First National Investments Inc., Sterling Trust, David Kosoy, Brian Kosoy (the "Kosoy Group") and Stephen S. Preston (Stephen S. Preston pursuant to a confirmation and agreement dated May 15, 2001), have agreed to vote their respective shares of the Corporation in favour of electing John W.S. Preston and Robert S. Green as directors of the Corporation. Furthermore, the Preston Group and Kosoy Group have agreed to vote their respective shares of the Corporation in favour of electing individuals nominated for such election by the John W. S. Preston Group or the Kosoy Group. If at any time at a relevant election meeting, the board of directors is less than or equal to eight seats the Preston Group shall nominate two directors, one of whom shall be John W.S. Preston and the Kosoy Group shall nominate three directors, one of whom shall be A. David Kosoy. If, at the time of a relevant Election meeting, the board of Directors is larger than eight (8) seats, each of the Preston Group and the Kosoy Group shall be entitled to nominate that number of directors as shall be mutually agreed upon by John W.S. Preston and A. David Kosoy.

By the Memorandum of Agreement, the Preston Group, the Green Group and the Kosoy Group (collectively, the "Shareholder Groups") have agreed that they shall be entitled, without the prior written consent of the other groups to acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, individually or jointly or in concert with any other person any common shares or convertible securities that may be issued by the Corporation.

Notwithstanding the above, the Memorandum of Agreement requires any group acting individually or in concert with another shareholder who seeks to acquire additional common shares or convertible debentures of the Corporation shall from the date of the Memorandum of Agreement notify the other groups of companies who shall have a first right to participate in the pro rata acquisition of the common shares or convertible debentures that are the subject matter of the acquisition.

In the event that any member of the Shareholder Groups makes an acquisition of any of the Common Shares or convertible securities of Sterling, such an action will be considered to be an action taken by all of the Shareholders Groups and none of the Preston Group, the Green Group or the Kosoy Group may use greater than its respective pro rata share of any available exemptions pursuant to the take over bid provisions of Part XX of the *Securities Act* (Ontario) without the consent of the other Shareholder Groups and the approval of the other Shareholder Groups of any filings required by any securities regulatory authority.

To the knowledge of the directors and senior officers of the Corporation, no directors or senior officers and no persons or companies who beneficially own, directly or indirectly, or who exercise control or direction over Common Shares carrying more than 10% or more of the outstanding Common Shares, own any Existing Debentures.

7. Financial Statements

The most recent financial statements of the Corporation for the fiscal year ended December 31, 2003 have been filed on SEDAR and will be sent to any Debentureholder without charge, upon request.

8. Valuation Exemption

Sterling has obtained relief from the applicable Canadian securities regulatory authorities exempting Sterling from the requirement to provide an independent opinion as to a value or range of values for the Existing Debentures. A valuation would not have been required if the Existing Debentures were not convertible into Common Shares. The application was based upon a submission that (i) the convertibility feature of the Existing Debentures is of no material value; (ii) the Existing Debentures trade on the TSX like non-convertible, subordinated, unsecured debt based on the underlying credit worthiness of Sterling, as well as on the implied interest yield of the Existing Debentures which investors can readily compare to other available income-producing securities; (iii) the Debentureholders already know and understand the terms attaching to the Existing Debentures and the basis upon which the Existing Debentures trade, which knowledge, coupled with disclosure in the Offering Circular, will be sufficient for the Debentureholders to decide whether or not to tender to the Offer; and (iv) the costs of preparing a formal valuation of the Existing Debentures would exceed the benefits to be derived from the formal valuation. Accordingly, it was submitted that the possible benefit to Debentureholders of being provided with a formal valuation does not justify the expense to Sterling in obtaining one.

9. Acceptance of the Offer and Solicitation

The Board of Directors of Sterling has made inquiries of each of the directors and senior officers of Sterling and any person or company holding more than 10% of the Common Shares as to their intentions with respect to the Offer. To the knowledge of Sterling, none of the above-noted persons own Existing Debentures.

10. Benefits of the Offer

There are no direct or indirect benefits to any of the directors or senior officers of Sterling or their respective associates or to any person or company holding more than 10% of the Common Shares arising as a consequence of their acceptance or refusal to accept the Offer, other than: (i) the consideration available to any Debentureholder who does or does not participate in the Offer including, but not limited to the extent that if any such party does not tender his, her or its Existing Debentures under the Offer and Existing Debentures are purchased under the Offer, then his, her or its holdings (if any) shall represent an increased proportion of the issued and outstanding Existing Debentures subsequent to the completion of the Offer; and (ii) any benefits which would accrue to shareholders generally.

11. Contracts, Arrangements and Understandings

There are no contracts, arrangements or understandings, formal or informal, between the Corporation and any security holder, director or officer of Sterling with respect to the Offer or any person or company with respect to any security of Sterling in relation to the Offer other than an agreement dated March 26, 2004, with Kimco Realty Corporation, a leading U.S. retail REIT and Third Avenue Trust, on behalf of the Third Avenue Real Estate Value Fund Series, a U.S. mutual fund that invests in real estate operating companies, REITs and other real estate related companies, pursuant to which the Investors have agreed to fund the Corporation's obligations to satisfy the cash requirements under the Offer, subject to a maximum aggregate investment by the Investors of $20,000,000 through their subscription, at a price of $90 per principal amount of $100, for the Revised Debentures, if the Requisite Approval is obtained or the New Debentures, if the Requisite Approval is not obtained. The Investors have an obligation to invest a minimum of $5,000,000 and have the right to invest up to $10,000,000 (in each case including any funding required under the Offer) regardless of the amount of Existing Debentures tendered under the Offer.

In consideration for committing to provide the funding, the Investors have received an aggregate of 360,000 Common Shares and 360,000 Common Share purchase warrants, each warrant being exercisable for one Common Share at an exercise price of $2.50 per share from time to time during the five year period commencing on the date of issue.

The TSX has conditionally approved the listing of:

(1) the additional Revised Debentures in the event the Requisite Approval is obtained,

(2) the New Debentures in the event the Requisite Approval is not obtained,

(3) the 360,000 Common Shares issued to the Investors;

(4) the Common Shares issuable upon conversion of the New Debentures in the event the Requisite Approval is not obtained or the Revised Debentures in the event Requisite Approval is obtained; and

(5) the Common Shares issuable upon exercise of the 360,000 Common Shares purchase warrants issued to the Investors,

subject to the Corporation fulfilling all of the requirements of the TSX on or before the third business day preceding the listing of such securities. See also Section 20 "Source of Funds".

12. Commitments to Acquire Securities of the Corporation

Except as set forth in the Offer, Sterling has no commitments to purchase Existing Debentures or other securities of Sterling, other than pursuant to the Offer and the normal course issuer bids as set out in Section 13 of the Offering Circular. To the knowledge of Sterling, after reasonable inquiry, none of the directors or senior officers of Sterling, their respective associates, any person or company which holds more than 10% of the Common Shares or more than 10% of the Existing Debentures, or any person or company acting jointly or in concert with Sterling, has any commitment to acquire any securities of Sterling.

13. Material Changes in the Affairs of the Corporation

Other than already disclosed herein, in quarterly financial reports and in other public disclosure materials, the directors and officers of Sterling are not aware of any information which indicates that any material change has occurred in the affairs of Sterling that has not been generally disclosed. In the ordinary course of business, management identifies and evaluates on an on-going basis various proposals for the enhancement of shareholder value including, without limitation, rationalization of assets, joint venture arrangements, acquisitions and divestitures.

14. Previous Purchases and Sales

During the 12 months preceding the date of the Offer, no securities of Sterling have been purchased or sold by Sterling other than as detailed below.

Existing Debentures purchased for cancellation pursuant to normal course issuer bid:

Date	Nature of Transaction	Price ($)/$100 Principal Amount of Existing Debentures	Aggregate Principal Amount of Existing Debentures Purchased ($)
July 09, 2003	Purchase	$68.50	$29,000
September 02, 2003	Purchase	$68.00	$42,000
September 16, 2003	Purchase	$69.00	$30,000
September 19, 2003	Purchase	$69.50	$10,000

Common Shares purchased for cancellation pursuant to normal course issuer bid:

The following table sets out daily aggregate amounts for the twelve month period preceding the date of the Offer.

Date	Nature of Transaction	Purchase Price per Share ($)	Number of Shares Purchased
March 4, 2003	Purchase	$0.85	1,000
March 7, 2003	Purchase	$0.85	500
March 14, 2003	Purchase	$0.85	1,000
March 14, 2003	Purchase	$0.80	500
March 24, 2003	Purchase	$0.85	2,000
March 25, 2003	Purchase	$0.80	500
April 11, 2003	Purchase	$0.66	39,600
April 14, 2003	Purchase	$0.69	2,000
April 15, 2003	Purchase	$0.69	49,000
April 16, 2003	Purchase	$0.69	500
April 17, 2003	Purchase	$0.69	3,000

June 16, 2003	Purchase	$0.96	20,000
July 14, 2003	Purchase	$0.96	100
July 17, 2003	Purchase	$0.96	500
July 18, 2003	Purchase	$0.96	500
July 23, 2003	Purchase	$1.00	10,000
July 23, 2003	Purchase	$0.99	2,000
July 28, 2003	Purchase	$0.99	5,000
September 16, 2003	Purchase	$0.90	10,500
September 18, 2003	Purchase	$0.90	5,000
September 22, 2003	Purchase	$0.90	2,000
September 26, 2003	Purchase	$0.90	1,000
October 17, 2003	Purchase	$0.95	600
October 20, 2003	Purchase	$0.95	12,000
October 24, 2003	Purchase	$0.95	500
October 27, 2003	Purchase	$0.95	7,500
December 01, 2003	Purchase	$0.95	2,000
December 02, 2003	Purchase	$0.95	2,000
December 04, 2003	Purchase	$0.95	2,000
December 08, 2003	Purchase	$1.00	600
December 09, 2003	Purchase	$1.00	2,000
December 24, 2003	Purchase	$1.00	2,000
December 30, 2003	Purchase	$1.00	500
December 31, 2003	Purchase	$1.00	500
January 22, 2004	Purchase	$1.00	13,400
January 26, 2004	Purchase	$1.00	3,600

15. Previous Distributions

There have been no distributions of Existing Debentures during the five years preceding the Offer.

16. Dividend Policy

There exists no restriction on the Corporation's ability to declare dividends. The declaration and payment of dividends is decided by the Corporation's Board of Directors from time to time based upon and subject to the Corporation's earnings, financial requirements and other conditions prevailing at the time.

17. Canadian Federal Income Tax Considerations

In the opinion of Fogler, Rubinoff LLP, the following summary accurately describes the principal Canadian federal income tax considerations under the Tax Act generally applicable to Debentureholders who dispose of Existing Debentures pursuant to the Offer, a Compulsory Acquisition or as a consequence of the Proposed Amendments, as well as the principal federal income tax considerations under the Tax Act generally applicable to a holder of Revised Debentures, and who, for the purposes of the Tax Act, (i) hold their Existing Debentures or Revised Debentures, as the case may be, as capital property; (ii) deal at arm's length with Sterling; and (iii) are not affiliated with Sterling. The Existing Debentures and the Revised Debentures will generally constitute capital property to a holder thereof unless the holder holds such property in the course of carrying on a business or has acquired such property in a transaction or transactions considered to be an adventure in the nature of trade. Certain Canadian resident persons who do not hold their Existing Debentures as capital property may be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such property, and all of their other Canadian securities, treated as capital property. This summary is not applicable to a holder of Existing Debentures or Revised Debentures who is a "specified financial institution" for the purposes of the Tax Act or a "financial institution" as defined in section 142.2 of the Tax Act. Such holders should consult their own tax advisors.

The summary is based on the current provisions of the Tax Act, the regulations thereunder and legal counsel's understanding of the current published administrative policies and assessment practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary also takes into account all specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by the Minister of Finance prior to the date hereof, although no assurances can be given that such proposals will be enacted in the form announced or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative policies or assessment practices of the CCRA, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF EXISTING DEBENTURES OR REVISED DEBENTURES. ACCORDINGLY, SUCH HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF DISPOSING OF THEIR EXISTING DEBENTURES PURSUANT TO THE OFFER, A COMPULSORY ACQUISITION OR AS A CONSEQUENCE OF THE PROPOSED AMENDMENTS, HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

Residents of Canada

The following portion of the summary is generally applicable to holders of Existing Debentures or Revised Debentures who, at all relevant times, for the purposes of the Tax Act, are, or are deemed to be, resident in Canada.

Disposition of Existing Debentures. A Debentureholder who disposes of Existing Debentures pursuant to the Offer or a Compulsory Acquisition will be considered to have disposed of such Existing Debenture for proceeds of disposition equal to the fair market value of the consideration received on the disposition (excluding any accrued interest). Upon disposition, any interest paid to a Debentureholder, or interest that has accrued on the Existing Debentures to the date of disposition and which would otherwise be payable after that date, must be included in computing the income of the Debentureholder, except to the extent it was included in computing the income of the Debentureholder for a previous taxation year. A Debentureholder will generally realize a capital gain (or capital loss) equal to the amount by which the Debentureholder's proceeds of disposition, net of any accrued interest and any reasonable costs of disposition, are greater than (or less than) the adjusted cost base to the Debentureholder immediately before the disposition of the Existing Debentures.

For a description of the tax treatment of capital gains and capital losses, see the discussion under the heading "Taxation of Capital Gains and Capital Losses" below.

The Proposed Amendments. If the Existing Trust Indenture is amended as outlined in the Proposed Amendments, it is unclear whether a Debentureholder would be considered to have disposed of its Existing Debentures for tax purposes at the time the Proposed Amendments become effective. If the Proposed Amendments result in a disposition of the Existing Debentures for tax purposes, Debentureholders will be considered to have disposed of their Existing Debentures for proceeds of disposition equal to the fair market value of the Revised Debentures and excluding any accrued interest. Upon disposition, any interest paid to a Debentureholder, or interest that has accrued on the Existing Debentures to the date of disposition and which would otherwise be payable after that date, must be included in computing the income of the Debentureholder, except to the extent it was included in computing the income of the Debentureholder for a previous taxation year. A Debentureholder will generally realize a capital gain (or capital loss) equal to the amount by which the Debentureholder's proceeds of disposition, net of any accrued interest and any reasonable costs of disposition, are greater than (or less than) the adjusted cost base to the Debentureholder of the Existing Debentures immediately before their disposition. However, any capital loss realized by a Debentureholder in these circumstances will be denied and will be added to the adjusted cost base to the Debentureholder of the Revised Debentures. Therefore, the adjusted cost base to the Debentureholder of the Revised Debentures will be equal to their fair market value plus the amount of the denied loss. **Debentureholders should consult their own tax advisors regarding the tax consequences of the Proposed Amendments.**

For a description of the tax treatment of capital gains and capital losses, see the discussion under the heading "Taxation of Capital Gains and Capital Losses" below.

Taxation of Interest on the Revised Debentures. A holder of Revised Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues to it on the Revised Debentures to the end of that taxation year or that becomes receivable or is received by the holder before the end of that taxation year, including on a conversion, redemption or repayment on maturity, except to the extent that such interest was included in computing the holder's income for a previous taxation year.

Any other holder of Revised Debentures will be required to include in computing its income for a taxation year all interest on the Revised Debentures that is received or receivable by the holder in that taxation year including on a conversion, redemption or repayment on maturity (depending upon the method regularly followed by the holder in computing its income) to the extent that the interest was not included in computing the holder's income for a previous taxation year. In addition, such holder will be required to include in computing its income for a taxation year any interest that accrued to the holder to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent that such amount was not otherwise included in computing the holder's income for that or a previous taxation year.

A holder of Revised Debentures that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on investment income. For this purpose, investment income will generally include interest income and taxable capital gains.

Disposition of the Revised Debentures. An actual or deemed disposition of the Revised Debentures, including on a redemption or repayment on maturity, will generally result in the same tax consequences as discussed above under the heading "Disposition of Existing Debentures".

Exercise of Conversion Privilege of Revised Debentures. A holder of Revised Debentures who converts the Revised Debentures to Common Shares pursuant to the conversion privilege will not be considered to realize a capital gain (capital loss) on the conversion. The costs to the holder of the Common Shares acquired on the conversion will be equal to the holder's adjusted cost base of the Revised Debenture immediately before the conversion. The adjusted cost base to the holder of the Common Shares acquired on the conversion will be determined by averaging the cost of the Common Shares so acquired with the adjusted cost base of all other Common Shares held by such holder as capital property. Under the current administrative practice of CCRA, a holder who receives cash not in excess of $200 in lieu of a fraction of a Common Share upon conversion of a Revised Debenture may either treat this amount as proceeds of disposition of a portion of a Revised Debenture (thereby realizing a capital gain or capital loss) or alternatively may reduce the adjusted cost base of the Common Shares received on the conversion by the amount of the cash received. A subsequent disposition by the holder of Common Shares will generally result in the holder realizing a capital gain (capital loss) equal to the amount by which the proceeds of disposition are greater (less) than the aggregate of the holder's adjusted cost base of the Common Shares and the reasonable costs of disposition.

Repayment on Maturity or Redemption of Revised Debentures. If Sterling redeems a Revised Debenture prior to maturity or repays a revised Debenture upon maturity and the holder does not exercise the conversion privilege prior to the redemption or repayment, the holder will be considered to dispose of the Revised Debenture for proceeds of disposition equal to the amount received (other than the amount received by the holder on account of interest) by the holder on the redemption or repayment and will realize a capital gain (or capital loss) to the extent such proceeds exceed the holder's adjusted cost base of the Revised Debentures. If, on the redemption or maturity of the Revised Debentures, Sterling elects to pay principal by delivering to the holder Common Shares, the holder's proceeds of disposition will be equal to the fair market value of the Common Shares so received plus the amount of any cash received in lieu of a fraction of a Common Share. The cost to the holder of Common Shares issued in payment of principal will be the fair market value of the shares on the day of payment. The adjusted cost base to the holder of Common Shares so acquired will be determined by averaging the cost of the Common Shares so acquired with the adjusted cost base of all other Common Shares held by such holders as capital property.

Taxation of Capital Gains and Capital Losses. Where, in the circumstances described above, a holder of Existing Debentures or Revised Debentures realizes a capital gain or capital loss, one-half of any such gain (a "taxable capital gain") generally will be included in computing the holder's income for the taxation year of disposition and one-half of any such capital loss (an "allowable capital loss") may be deducted against taxable capital gains in the taxation year of disposition. Allowable capital losses that cannot be deducted against taxable capital gains in the taxation year in which they are realized generally can be deducted against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard.

80% of capital gains must be included in an individual's adjusted taxable income for the purpose of computing the individuals liability under the Tax Act for the alternative minimum tax. In addition, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be subject to the additional refundable tax of 6 2/3% on taxable capital gains.

Non-Residents of Canada

The following portion of the summary is generally applicable to Debentureholders who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and who does not (and will not) use or hold, and is not (and will not be) deemed by the Tax Act to use or hold, such holder's Existing Debentures or Revised Debentures in connection with carrying on a business in Canada (a "Non-Resident"). Special rules, which are not discussed in this summary, may apply to a non-resident insurer or an authorized foreign bank carrying on business in Canada and elsewhere.

Disposition of the Existing Debentures. A Non-Resident will not be subject to tax under the Tax Act on any capital gain realized on the disposition of the Existing Debentures unless the Existing Debentures constitute "taxable Canadian property" (as defined in the Tax Act) to the holder and the holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, an Existing Debenture will not be taxable Canadian property to the holder at a particular time if the Common Shares are listed on a prescribed stock exchange (which includes the TSX), and the holder, alone or together with persons with whom such holder does not deal at arm's length, has not owned 25% or more of the issued shares of any class or series of Sterling at any time during the five year period immediately preceding the particular time. For this purpose, a holder will be considered to own the Common Shares into which such holder's Existing Debentures may be converted. **Non-Residents whose Existing Debentures constitute taxable Canadian property should consult their own tax advisors.**

A Non-Resident will not be subject to Canadian withholding tax in respect of any interest accrued to the date of disposition of the Existing Debentures pursuant to the Offer.

The Proposed Amendments. As discussed above under the heading "The Proposed Amendments" in the "Residents of Canada" section of this summary, it is unclear whether a Debentureholder would be considered to have disposed of its Existing Debentures for tax purposes at the time the Proposed Amendments become effective. If the Proposed Amendments result in a disposition of the Existing Debentures for tax purposes, the tax consequences to a Non-Resident of such a disposition will generally be the same as described above under the heading 'Disposition of the Existing Debentures" in the "Non-Residents of Canada" section of this summary. **Non-Residents should consult their own tax advisors regarding the tax consequences of the Proposed Amendments.**

Taxation of Interest on the Revised Debentures. Regardless of whether the Proposed Amendments result in a disposition of the Existing Debentures for tax purposes, interest that accrues on the Revised Debentures and which is paid or credited or is deemed to be paid or credited to a Non-Resident will not be subject to Canadian withholding tax by virtue of the exemption in subparagraph 212(1)(b)(vii) of the Tax Act.

Disposition of the Revised Debentures. The tax consequences to a Non-Resident on a disposition or deemed disposition of the Revised Debentures (including a disposition to Sterling by means of a redemption or repayment) will generally be the same as those described above under the heading "Disposition of the Existing Debentures" in the "Non-Residents of Canada" section of this summary. In addition, in the case of the disposition of a Revised Debenture to a Canadian resident (including a disposition to Sterling by means of a redemption or repayment), a holder who is a Non-Resident will not be subject to Canadian withholding tax on the amount of any accrued interest at that time nor with respect to the amount by which fair market value of the consideration received from Sterling, or any other Canadian resident, exceeds the amount for which the Revised Debenture was issued.

Exercise of Conversion Privilege of Revised Debentures. The tax consequences to a Non-Resident who converts the Revised Debentures to Common Shares pursuant to the conversion privilege and who subsequently disposes of the Common Shares so acquired, will generally be the same as those described above under the heading "Exercise of Conversion Privilege of Revised Debentures" in the "Residents of Canada" section of this summary.

18. Eligibility for Investment

The Revised Debentures will not, as of the date of issue, be precluded as investments under the statutes listed below, and where applicable, the relevant regulations, in each case subject to general investment provisions and in certain cases subject to prudent investment requirements and requirements relating to investment or lending policies or goals as set out in such statutes and regulations:

Insurance Companies Act (Canada);
Pension Benefits Standards Act, 1985 (Canada);
Trust and Loan Companies Act (Canada);
Cooperative Credit Associations Act (Canada);
Loan and Trust Corporations Act (Alberta);
Insurance Act (Alberta);
Employment Pension Plans Act (Alberta);
Alberta Heritage Savings Trust Fund Act (Alberta);
Pension Benefits Standards Act (British Columbia);
Financial Institutions Act (British Columbia);
The Trustee Act (Manitoba);
The Pension Benefits Act (Manitoba);
Pension Benefits Act (Nova Scotia);
Trustee Act (Nova Scotia);
Pension Benefits Act (Ontario);
Trustee Act (Ontario);
Loan and Trust Corporations Act (Ontario);
An Act respecting insurance (Québec) for an insurer incorporated under the laws of the Province of Québec, other than a guaranteed fund;
An Act respecting trust companies and savings companies (Québec) for a trust corporation investing its own funds and funds received as deposits and a savings corporation investing its own funds;
Supplemental Pension Plans Act (Québec); and
The Pension Benefits Act, 1992 (Saskatchewan).

In the opinion of Fogler, Rubinoff LLP, legal counsel to the Corporation, the Revised Debentures will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan (other than, with respect to the Revised Debentures, a trust governed by a deferred profit sharing plan to which contributions are made by the Corporation or a corporation with which the Corporation does not deal at arm's length within the meaning of the Tax Act) provided the Common Shares remain listed on a prescribed stock exchange in Canada (which includes the TSX). Based on an Officer's Certificate from the Corporation of even date as to certain factual matters concerning the Corporation, in the opinion of Fogler, Rubinoff LLP, the Revised Debentures, if constituted on the date hereof, would not constitute foreign property for persons subject to tax under Part XI of the Tax Act.

19. Certain Legal Matters and Regulatory Approvals

Sterling is not aware of any license or regulatory permit that is material to Sterling's business that might be adversely affected by Sterling's acquisition of Existing Debentures pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Existing Debentures by Sterling pursuant to the Offer and that has not been obtained on or before the date hereof, other than the approvals described below under "Source of Funds". Should any such approval or other action be required, the Corporation currently contemplates that such approval or other action will be sought. Sterling cannot predict whether it may determine that it must delay the acceptance for payment of Existing Debentures deposited pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to Sterling's business. Sterling's obligations under the Offer to accept for payment and pay for Existing Debentures are subject to certain conditions. See Section 9 of the Offer to Purchase, "Conditions of the Offer".

20. Source of Funds

If Sterling were to purchase the entire aggregate principal amount of $25,570,000 of Existing Debentures pursuant to the Offer for an amount equal to $80 for each $100 principal amount of Existing Debentures, the

42

aggregate cash consideration to be paid by Sterling would be $20,456,000. The Investors have entered into an agreement to fund the cash component, subject to a maximum aggregate investment of $20,000,000 through their subscription at a price of $90 per $100 of principal amount for the Revised Debentures, if the Requisite Approval is obtained, or the New Debentures, if the Requisite Approval is not obtained. Any additional cash consideration required will be paid by Sterling with cash on hand. In addition, the Investors have the obligation to invest a minimum of $5,000,000 and the right to invest up to $10,000,000 (including any funding required under the Offer) regardless of the amount of Existing Debentures tendered under the Offer.

Sterling has appointed CIBC Mellon Trust Company to act as Depositary for: (i) the receipt of certificates representing Existing Debentures and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer; (ii) the receipt of certificates delivered pursuant to the procedures for guaranteed delivery set forth in Section 7 of the Offer; (iii) the receipt from Sterling of cash to be paid in consideration of the Existing Debentures acquired by Sterling under the Offer, as agent for the depositing holders of Existing Debentures; (iv) transmitting such cash to the depositing holders, as agent for the depositing holders; and (v) the receipt of Proxies delivered under the Solicitation.

21. Dealer Manager

The Corporation has retained RBC Dominion Securities Inc. to act as Dealer Manager. The Dealer Manager has agreed to manage a group to solicit Debentureholders to tender their Existing Debentures pursuant to the Offer and to execute and deliver Proxies for the Approval pursuant to the Solicitation. Such soliciting dealer group will be comprised of members of the Investment Dealers Association of Canada and members of the Canadian stock exchanges.

22. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides securityholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, these rights must be exercised within prescribed time limits. Debentureholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

23. Right of Appraisal and Acquisition

If within 120 days after the date of the Offer, the Offer is accepted by holders of not less than 90% of the principal amount of the Existing Debentures to which the Offer relates, other than Existing Debentures held at the date of the Offer by or on behalf of Sterling, or an affiliate or associate (as defined in the OBCA) of Sterling, then Sterling is entitled, upon complying with section 188 of the OBCA, to acquire the Existing Debentures held by Debentureholders who did not accept the Offer (a "Dissenting Offeree") (which definition includes any person who subsequently acquires any of such Existing Debentures) on the same terms as the Existing Debentures acquired under the Offer (a "Compulsory Acquisition").

To exercise this statutory right, Sterling must give notice of such acquisition (the "Offeror's Notice") to the Dissenting Offerees and to the Director under the OBCA on or before the earlier of the 60th day after the Expiration Date and the 180th day following the date of the Offer. Sterling is deemed to hold in trust for the Dissenting Offerees the consideration Sterling would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer and within 20 days after giving the Offeror's Notice, Sterling shall deposit any such money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation and Sterling shall place the other consideration in the custody of a bank or such other body corporate. Within 10 days after Sterling has deposited the money and placed the other consideration with a bank or other body corporate as noted above, Sterling shall give notice of the date of such compliance to the Dissenting Offerees.

In accordance with section 188 of the OBCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificate evidencing the Existing Debentures held by such Dissenting Offeree to Sterling and each Dissenting Offeree may elect either to (i) transfer those Existing Debentures to Sterling on the terms on which the Corporation acquired Existing Debentures under the Offer, or (ii) demand payment of the fair value of those Existing Debentures by so notifying Sterling within 20 days after receiving the Offeror's Notice. At any time prior to this 30th day following the day upon which the Offeror's Notice is sent to the Dissenting Offerees, a Dissenting Offeree who has demanded payment of the fair value of his Existing Debentures in accordance with (ii) above, may apply to the court for an order requiring Sterling to provide, in such form as the court considers appropriate, such additional security for payment to the Dissenting Offerees of the fair value of the Existing Debentures as the court may determine to be necessary, pending the determination of such fair value.

A Dissenting Offeree who does not within 20 days after receiving the Offeror's Notice notify Sterling that such Dissenting Offeree is electing to demand payment of the fair value of his or her Existing Debentures is deemed to have elected to transfer his or her Existing Debentures to Sterling on the same terms that the Corporation acquired the Existing Debentures from Debentureholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Existing Debentures, Sterling may apply, within 20 days after depositing the money and consideration to a bank or other body corporate referred to above, to the court having jurisdiction to hear an application to fix the fair value of such Existing Debentures of that Dissenting Offeree. If Sterling fails to apply to such court within such 20 days, the Dissenting Offeree may then apply to the court having jurisdiction within a further period of 20 days to have such court fix the fair value of the Existing Debentures. If no such application is made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Existing Debentures to the Corporation on the terms that Sterling acquired Existing Debentures from Debentureholders who accepted the Offer. Any judicial determination of the fair value of the Existing Debentures could be more or less than the amount paid pursuant to the Offer.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to Sterling. The summary is not intended to be complete and is qualified in its entirety by the provisions of section 188 of the OBCA. Debentureholders should refer section 188 of the OBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. Section 188 of the OBCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

See Section 17 of the Offering Circular, "Canadian Federal Income Tax Considerations" for discussion of the tax consequences to Debentureholders in the event of a Compulsory Acquisition transaction.

24. Fees and Expenses

The soliciting dealers will receive a solicitation fee of $1.00 for each $100 of principal amount of Existing Debentures which is voted in favour of the Proposed Amendment pursuant to the Solicitation. Such solicitation fee is subject to a maximum per beneficial Debentureholder of $1,500. No solicitation fee will be paid if the Requisite Approval is not obtained. Other than fees paid by the Corporation for advisory and other services performed by the Dealer Manager, the Corporation will not pay any other fees or commissions to any broker or dealer or any other person (other than the soliciting dealer's fees) for soliciting Proxies for the Approval pursuant to the Solicitation or deposits of Existing Debentures pursuant to the Offer. . Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Corporation for reasonable and necessary costs and expenses incurred by them in forwarding materials to the Debentureholders in accordance with applicable stock exchange rules. Brokers, dealers, banks and trust companies and other nominees may, upon request, be reimbursed by Sterling for customary clerical and mailing expenses incurred by them in forwarding materials to the Debentureholders.

Sterling has retained CIBC Mellon Trust Company to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer including certain liabilities under Canadian provincial securities laws. No fee or commission will be payable by any Debentureholder who transmits his, her or its Existing Debentures directly to the Depositary.

Sterling expects to incur expenses of approximately $500,000 in connection with the Offer including filing fees, legal, accounting and printing expenses, as well as remuneration to the Depositary.

25. Restrictions Applicable to U.S. Debentureholders

With respect to Debentureholders, who are "U.S. Persons" (as defined in Rule 802 under the Securities Act of 1933) Sterling's (i) offer to buy the Existing Debentures is exempt from the U.S. issuer tender offer rules pursuant to Rule 14d-1(c) under the U.S. Exchange Act; and (ii) exchange of Revised Debentures for Existing Debentures with respect to Debentureholders who do not tender into the Offer is exempt from the registration requirements of the United States Securities Act of 1933 pursuant to Rule 802 thereunder.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Debentureholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

CONSENT OF FOGLER, RUBINOFF LLP

To: The Directors of
STERLING CENTRECORP INC.

We hereby consent to the inclusion of our name in the sections entitled "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Offering Circular dated March 30, 2004 accompanying the offer made by Sterling Centrecorp Inc. to the holders of its 7.25% Convertible Unsecured Subordinated Existing Debentures outstanding and the reference to our opinion contained therein.

(signed) Fogler, Rubinoff LLP

Toronto, Ontario
March 30, 2004

46

APPROVAL AND CERTIFICATE
STERLING CENTRECORP INC.

March 30, 2004

The Board of Directors of Sterling has approved the contents of the Offer to Purchase and accompanying Offering Circular dated March 30, 2004 and authorized the sending thereof to the Debentureholders of Sterling. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, nor does it contain any misrepresentation likely to affect the value or the market price of the Existing Debentures within the meaning of the Securities Act (Quebec).

(signed)	*(signed)*	*(signed)*
A. David Kosoy Co-Chairman and Co-Chief Executive Officer	John W.S. Preston Co-Chairman and Co-Chief Executive Officer	David J. Shreeve Vice-President and Chief Financial Officer

On behalf of the Board of Directors

(signed)	*(signed)*
Robert S. Green Director	Bernard Kraft, C.A. Director

The Letter of Transmittal, certificates for Existing Debentures and any other required documents should be sent or delivered by each depositing Debentureholder of Sterling or his, her or its broker, dealer, bank, trust company or other nominee to the Depositary at its address below:

Offices of the Depositary for this Offer

CIBC MELLON TRUST COMPANY

By Mail
CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand
CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

Any questions or requests for assistance may be directed to the Depositary, in respect of the completion of the Letter of Transmittal or the Notice of Guaranteed Delivery, at its addresses and telephone and facsimile numbers set forth herein, or to Sterling, in respect of the details of the Offer, at 2851 John Street, Suite 1, Markham, Ontario, L3R 5R7 (Telephone: 416.866.3000; Facsimile: 416.866.3061) Attention: Robert Green. Additional copies of the Offer to Purchase and Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary. Debentureholders may also contact their broker, dealer, bank or trust company for assistance concerning the Offer.

The Dealer Manager for the Offer is:

RBC DOMINION SECURITIES INC.

RBC Dominion Securities Inc.
P.O. Box 50, Royal Bank Plaza
South Tower, 4th Floor
Toronto, Ontario
M5J 2W7

For further information contact:
Ryan Lapointe
Telephone: (416) 842-7601

(2)

LETTER OF TRANSMITTAL

For Use by Registered Holders of 7.25% Convertible Unsecured Subordinated Debentures Due December 31, 2004 (CUSIP #85916TAA8)

STERLING CENTRECORP INC.

The Offer and the Solicitation will expire at 5:00 p.m. (Toronto time), on May 6 2004, unless extended (the "Expiration Date"). The Corporation reserves the right to postpone the Expiration Date in its sole discretion. Following the approval of the Special Resolution to accept the Proposed Amendments to the Existing Trust Indenture at the Meeting of Debentureholder on May 6 2004, the Corporation plans to execute the Supplemental Indenture containing the Proposed Amendments governing the Existing Debentures following the Expiration Date. The Supplemental Indenture will become effective upon execution by the Corporation and CIBC Mellon Trust Company. DEBENTUREHOLDERS WHO ACCEPT THE TENDER OFFER ALSO AGREE TO SUBMIT A PROXY VOTING INSTRUCTION IN FAVOUR OF THE PROPOSED AMENDMENTS. Tenders of Existing Debentures may be withdrawn at any time until the Corporation takes up the deposited Debentures.

This Letter of Transmittal, properly completed and duly executed, or a manually executed facsimile thereof, together with all other required documents, must accompany certificates for Existing Debentures deposited pursuant to the Offer.

The terms and conditions of the Offer and the Offering Circular dated March 30, 2004 are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and the Offering Circular have the meanings set out in the Offer and the Offering Circular. Please read the Offer and the Offering Circular and the instructions accompanying this Letter of Transmittal carefully before completing this Letter of Transmittal. The Depositary and the Dealer Manager (see last page for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

All $ or dollar references in this Letter of Transmittal are in Canadian dollars unless otherwise stated.

TO: STERLING CENTRECORP INC.

AND TO: CIBC MELLON TRUST COMPANY at its offices set out herein

The undersigned, subject only to the provisions of the Offer and Solicitation regarding withdrawal and revocation, irrevocably accepts the Offer and Solicitation for such total principal amount at maturity of Existing Debentures indicated herein upon the terms and conditions contained in the Offer and Solicitation. To the extent Existing Debentures are tendered in the Offer, the undersigned delivers to you the enclosed certificates for Existing Debentures. The following are the details of the certificate(s) representing the Existing Debentures tendered in the Offer:

Certificate Number(s)	Name in which Registered	Total Principal Amount of Debentures Tendered(1)

(1)Tenders and Proxies may only be made in denominations of Cdn.$100 principal amount and additional increments of Cdn.$100. The principal amount of all Existing Debentures identified in this table shall be deemed tendered and including the Proxies to which they relate. See Instruction 7.

The undersigned has completed, executed and delivered this Letter of Transmittal to indicate the actions the undersigned desires to take with respect to the Offer and the Solicitation. Existing Debentures may be tendered and will be accepted for purchase only in denominations of $100 principal amount and integral multiples thereof. The undersigned hereby acknowledges receipt of the Offer, the Offering Circular and the Meeting Circular. If the undersigned is tendering Existing Debentures in the Offer, the undersigned hereby represents and warrants that the undersigned has good and sufficient authority to deposit, sell, transfer and assign the Existing Debentures represented by the enclosed certificate(s) (the "Deposited Debentures") and that if the Deposited Debentures are accepted for payment by the Corporation, the Corporation will acquire good title to the Deposited Debentures free from all liens, charges, encumbrances, claims and restrictions whatsoever together with all rights and benefits arising therefrom and in accordance with the following.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, the undersigned, to the extent Existing Debentures are tendered in the Offer, sells, transfers and assigns to the Corporation all of the right, title and interest of the undersigned in and to the Deposited Debentures together with all rights and benefits arising therefrom, including the right in and to any and all interests, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Debentures or any of them after the date the Existing Debentures are taken up and paid for by the Corporation pursuant to the Offer.

In conjunction with the Offer, the Corporation is also requesting Proxies from Debentureholders regarding the Approval of the Proposed Amendments to the Existing Trust Indenture. **Debentureholders who wish to be eligible to receive the consideration pursuant to the Offer must validly tender (and not withdraw) their Debentures to the Depositary, on or prior to the Expiration Date and deliver the Proxy voting in favour of approving the Proposed Amendments in accordance with the instructions in the Proxy accompanying the Meeting Circular. Tenders may be withdrawn at any time until the Corporation takes up the Deposited Debentures.**

The undersigned authorizes any intermediary who is depositing a Proxy on behalf of the undersigned to confirm to the Corporation that the undersigned had delivered a Proxy voting the deposited Existing Debentures in favour of the Proposed Amendments.

The undersigned agrees that if it does not make an election or makes an ineffective election (including because the Letter of Transmittal is not received by the Depository by the Expiration Time), the undersigned will be deemed to have elected to receive $80 in cash per $100 principal amount of Deposited Debentures.

The undersigned, to the extent Debentures are tendered in the Offer, irrevocably constitutes and appoints any of the persons occupying the position of Chief Executive Officer or Chief Operating Officer of the Corporation, and any other person designated by the Corporation in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Debentures taken up and paid for under the Offer and any distributions on such Debentures with full power of substitution (such power of attorney, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Debentures and distributions consisting of securities on the registers of the Corporation; (b) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned; and (c) exercise any rights (including voting rights) of the undersigned with respect to such Deposited Debentures and distributions.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Debentures or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Debentures or any distributions by or on behalf of the undersigned, unless the Deposited Debentures are not taken up and paid for under the Offer.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Debentures and distributions effectively to the Corporation. Each authority conferred or agreed to be conferred by the undersigned in the Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Debentures pursuant to the Letter of Transmittal is irrevocable.

The undersigned instructs the Corporation and the Depositary, upon the Corporation taking up the Deposited Debentures, to mail promptly the cheques and the certificate(s) representing the Debentures not deposited or purchased by first class mail, postage prepaid, or to hold such cheques or certificates for pick-up, in accordance with the instructions given below. Should any Deposited Debentures not be purchased, the deposited certificates and other relevant documents shall be returned promptly in accordance with the instructions in the preceding sentence.

YOUR ELECTION

You should consult your financial and tax advisors and review the enclosed instructions on pages 5-7 carefully before completing the following information.

SPECIAL PAYMENT INSTRUCTIONS

Box A

ISSUE CHEQUE AND/OR CERTIFICATE(S) IN THE NAME OF:
(please print)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone – Business Hours)

(Social Insurance or Social Security Number)

(Taxpayer Identification Number – U.S. Citizens and Residents Only)

Box B

SEND CHEQUE AND/OR CERTIFICATE(S) (unless Box C is checked) TO

☐ Same Address as Box A

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Social Insurance or Social Security Number)

BOX C

☐ HOLD CHEQUE AND/OR CERTIFICATES FOR PICK-UP AT DEPOSITARY

BOX D

☐ CHECK HERE IF DEBENTURES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder________________________________ Date of Guaranteed Delivery___________________

Name of Institution which Guaranteed Delivery____

Signature guaranteed by (if required under Instruction 4):

Dated:________________________________

____
Authorized Signature

____
Signature of Shareholder or Authorized Representative (See Instruction 5)

____
Name of Guarantor (please print or type)

____
Name of Shareholder (please print or type)

____
Address (please print or type)

____
Name of Authorized Representative (please print or type) (if applicable)

BOX E

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

(Firm)	(Registered Representative)	(Telephone Number)

We hereby confirm that each of the beneficial holders on the list/diskette provided by this firm has voted in favour of the Proposed Amendments.

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED ☐ CHECK HERE IF DISKETTE TO FOLLOW

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) For a holder to properly tender Existing Debentures pursuant to the Offer, a properly completed and duly executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the Depositary at its address set forth herein, and such tendered Existing Debentures must be transferred pursuant to the procedures described in the Offer and the Offering Circular under the section entitled "The Offer - Procedures for Depositing Existing Debentures" (and a confirmation of such transfer must be received by the Depositary on or prior to the Expiration Date unless the Offer and the Solicitation is extended) as applicable or unless the procedures for guaranteed delivery set out in paragraph 3 below are employed.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Existing Debentures is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Corporation recommends that the necessary documentation be hand delivered to the Depositary as applicable, at any of their offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Holders whose Existing Debentures are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Existing Debentures and the Proxy.

(c) Box A and B must be completed in all cases. Box B must be completed in all cases either by checking the box at the top of Box B or filling in an alternate name and address for delivery. Box C need only be completed if it is requested that the cheque and/or certificate(s) be held for pick-up at the Toronto office of the Depositary.

This Letter of Transmittal should only be sent to the Depositary, not to the Corporation or to the Dealer Manager.

2. Proxy to Proposed Amendments

In accordance with the Offer and the Offering Circular, all properly completed and executed Letters of Transmittal that are received by the Depositary will authorize any intermediary who is depositing a Proxy on behalf of the Debentureholder who had executed the Letter of Transmittal to confirm to the Corporation that such Debentureholder had delivered a Proxy voting the deposited Existing Debentures in favour of the Proposed Amendments.

IF THE REQUISITE APPROVAL IS OBTAINED, THE CORPORATION INTENDS TO EXECUTE THE SUPPLEMENTAL INDENTURE FOLLOWING THE EXPIRATION DATE AND IT WILL BECOME EFFECTIVE UPON EXECUTION BY THE CORPORATION AND CIBC MELLON TRUST COMPANY.

3. Procedures for Guaranteed Delivery

If a Debentureholder wishes to deposit Existing Debentures pursuant to the Offer and (i) the certificates representing such Existing Debentures are not immediately available or (ii) the holder cannot deliver the certificates representing such Existing Debentures or any other required documents to the Depositary on a timely basis at or prior to the Expiration Date, such Existing Debentures may nevertheless be deposited if all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form accompanying this Letter of Transmittal, or a manually executed facsimile copy thereof, (indicating the number of Debentures being deposited) is received by the Depositary (by hand, facsimile transmission or mail) at its office in Toronto together with a guarantee to deliver in the form set forth in such Notice of Guaranteed Delivery by an Eligible Institution, at or prior to the Expiration Date; and

(c) the certificates representing the Deposited Debentures in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof), with signature guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its principal office in Toronto before 5:00 p.m. Toronto time on the third Trading Day after the Expiration Date.

Delivery to any office or transmission other than to the specified office or facsimile number does not constitute delivery for this purpose.

An "Eligible Institution" means a Canadian Schedule I Chartered Bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in

Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in Canada or the United States.

4. Signatures

This Letter of Transmittal must be filled in and signed by the Debentureholder accepting the Offer or by such holder's duly authorized representative (in accordance with Instruction 6).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the Debentures, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of the certificate(s) representing the Deposited Debentures without any change whatsoever, and, to the extent the Debentures are tendered, the certificate(s) need not be endorsed. If deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Debentures:

(i) any accompanying certificate(s) representing Deposited Debentures must be endorsed or be accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owners); and

(ii) the signature(s) on any such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) representing the Deposited Debentures and must be guaranteed as noted in paragraph 5 below.

5. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Debentures, or if Deposited Debentures not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of the Corporation, or if the payment of the consideration pursuant to the Offer is to be issued in the name of a person other than the registered owner of the Deposited Debentures, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

6. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing, and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of the Corporation or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

7. Partial Tenders

Tenders (and related Proxies) of Existing Debentures will be accepted only in denominations of $100 principal amount at maturity and additional increments of $100. If less than the entire principal amount of Existing Debentures held by the holder is tendered, the Debentureholder should fill in the principal amount tendered in the column labelled "Total Principal Amount of Debentures Tendered" of the table on the second page of this Letter of Transmittal. In such case, new certificate(s) for the principal amount of Existing Debentures not deposited will be issued in the name of the registered owner(s) as shown on the register of the Corporation and sent to such owner(s) (unless otherwise provided herein) as soon as practicable after the Expiration Date. The total principal amount of Existing Debentures evidenced by all certificates delivered will be deemed to have been deposited and a related Proxy in respect thereof given, unless otherwise indicated.

8. Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Box E on the Letter of Transmittal and present a list of beneficial holders, if applicable, on paper or on a diskette that must be forwarded to the place of deposit.

9. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Debentures, additional certificate numbers and number of Deposited Debentures may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Debentures are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) The Offer and Solicitation and any agreement resulting from the acceptance of the Offer and the Solicitation will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e) Additional copies of the Offer, the Offering Circular, the Meeting Circular, the Proxy, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Dealer Manager and the Depositary at any of their respective offices at the addresses listed below.

10. Lost Certificates

If an Existing Debenture certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly complied with and submitted on or prior to the Expiration Date.

11. Delivery by Depositary

Unless otherwise specified in Box A, C or D under "Special Payment Instructions", cheques or certificate(s) will be forwarded by first-class mail to the address of the registered owner of the Deposited Debentures as shown in the Corporation's register of Debentureholders.

12. Important U.S. Tax Information; Substitute Form W-9 and Substitute Form W-8

Under U.S. federal income tax law, all Debentureholders must provide the Depositary with (i) the Debentureholder's correct Taxpayer Identification Number ("TIN") on Substitute Form W-9 below or (ii) if the Debentureholder is a foreign person, the Substitute Form W-8 below. These forms are being collected so that the Depositary may satisfy its U.S. information reporting obligations.

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number (TIN) and Certification	Name: ______ Address: ______ Check appropriate box: ☐ Individual ☐ Partnership ☐ Corporation ☐ Other
Part I. Please provide your taxpayer identification number in the space at the right. Check here if TIN has been applied for: ☐	Social security number (SSN): ______ — OR EIN: ______ —
Part II. For Payees exempt from backup withholding. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9."	

PART III. CERTIFICATION

UNDER PENALTIES OF PERJURY, I CERTIFY THAT:

(1) THE NUMBER SHOWN ON THIS FORM IS MY CORRECT TAXPAYER IDENTIFICATION NUMBER (OR I AM WAITING FOR A NUMBER TO BE ISSUED TO ME); AND

(2) I AM NOT SUBJECT TO BACKUP WITHHOLDING BECAUSE: (A) I AM EXEMPT FROM BACKUP WITHHOLDING OR (B) I HAVE NOT BEEN NOTIFIED BY THE IRS THAT I AM SUBJECT TO BACKUP WITHHOLDING AS A RESULT OF A FAILURE TO REPORT ALL INTEREST OR DIVIDENDS, OR (C) THE IRS HAS NOTIFIED ME THAT I AM NO LONGER SUBJECT TO BACKUP WITHHOLDING; AND

(3) I AM A U.S. PERSON (INCLUDING A U.S. RESIDENT ALIEN).

CERTIFICATION INSTRUCTIONS: YOU MUST CROSS OUT ITEM (2) ABOVE IF YOU HAVE BEEN NOTIFIED BY THE IRS THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTED INTEREST OR DIVIDENDS ON YOUR TAX RETURN. HOWEVER, IF AFTER BEING NOTIFIED BY THE IRS THAT YOU WERE SUBJECT TO BACKUP WITHHOLDING YOU RECEIVED ANOTHER NOTIFICATION FROM THE IRS THAT YOU ARE NO LONGER SUBJECT TO BACKUP WITHHOLDING, DO NOT CROSS OUT ITEM (2).

THE INTERNAL REVENUE SERVICE DOES NOT REQUIRE YOUR PROXY TO ANY PROVISION OF THIS DOCUMENT OTHER THAN THE CERTIFICATIONS REQUIRED TO AVOID BACKUP WITHHOLDING.

Signature: ______________________ | Date: ______________________

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART I OF SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I CERTIFY UNDER PENALTIES OF PERJURY THAT A TAXPAYER IDENTIFICATION NUMBER HAS NOT BEEN ISSUED TO ME, AND EITHER (A) I HAVE MAILED OR DELIVERED AN APPLICATION TO RECEIVE A TAXPAYER IDENTIFICATION NUMBER TO THE APPROPRIATE INTERNAL REVENUE SERVICE CENTER OF SOCIAL SECURITY ADMINISTRATION OFFICE OR (B) I INTEND TO MAIL OR DELIVER AN APPLICATION IN THE NEAR FUTURE. I UNDERSTAND THAT IF I DO NOT PROVIDE A TAXPAYER IDENTIFICATION NUMBER BY THE TIME OF THE EXCHANGE, 28 PERCENT OF ALL REPORTABLE PAYMENTS MADE TO ME THEREAFTER WILL BE WITHHELD. THE INTERNAL REVENUE SERVICE DOES NOT REQUIRE YOUR PROXY TO ANY PROVISION OF THIS DOCUMENT OTHER THAN THE CERTIFICATION REQUIRED TO AVOID BACKUP WITHHOLDING.

Signature: ______________________ | Date: ______________________

PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. The taxpayer identification number for an individual is the individual's Social Security number, Social Security numbers have nine digits separated by two hyphens: e.g., 000-00-0000. The taxpayer identification number for an entity is the entity's Employer Identification number. Employer Identification numbers have nine digits separated by one hyphen: e.g., 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give the NAME and SOCIAL SECURITY number of --	For this type of account:	Give the NAME and EMPLOYER IDENTIFICATION NUMBER OF -
1. Individual	The individual	6. A valid trust, estate or pension trust	The legal entity[4]
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]	7. Corporate or LLC electing corporate status on Form 8832	The corporation of LLC
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]	8. Association, club, religious, charitable, educational or other tax-exempt organization	The organization
4.a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]	9. Partnership or multimember LLC	The partnership or LLC
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]	10. A broker or registered nominee	The broker or nominee
5. Sole proprietorship or single owner LLC	The owner[3]	11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payment.	The public entity

(1) List first and circle the name of the person whose number you furnish.

(2) Circle the minor's name and furnish the minor's social security number.

(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your SSN or TIN *(if you have one)*.

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: ***If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.***

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

(Section references are to the Internal Revenue Code)

Obtaining a Number

If you do not have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

In some cases, individuals who become U.S. resident aliens for tax purposes are not eligible to obtain an SSN. This includes certain resident aliens who must receive information returns but who cannot obtain an SSN. These individuals must apply for an Individual Taxpayer Identification Number ("ITIN") on Form W-7, Application for IRS Individual Taxpayer Identification Number, unless they have an application pending for an SSN. Individuals who have an ITIN must provide it on Form W-9.

To complete the Substitute Form W-9, if you do not have a taxpayer identification number, write "Applied For" in the space for the taxpayer identification number in Part 1, sign and date the Form, and give it to the requester. If the requester does not receive your taxpayer identification number within 60 days, backup withholding, if applicable, will begin and will continue until you furnish your taxpayer identification number to the requester.

Payees Exempt from Backup Withholding

The following is a list of payees exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in (1) through (13) and a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7), except that a corporation that provides medical and health care services or bills and collects payments for such services is not exempt from backup withholding or information reporting.

Only payees described in items (2) through (6) are exempt from backup withholding for barter exchange transactions, patronage dividends and payments by certain fishing boat operators.

(1) A corporation.

(2) An organization exempt from tax under section 501(a), or an individual retirement plan ("IRA"), or a custodial account under 403(b)(7), if the account satisfies the requirements of section 401(f)(2).

(3) The United States or any of its agencies or instrumentalities.

(4) A State, the District of Columbia, a possession of the United States or any of their political subdivisions or instrumentalities.

(5) A foreign government or any of its political subdivisions, agencies or instrumentalities.

(6) An international organization or any of its agencies or instrumentalities.

(7) A foreign central bank of issue.

(8) A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.

(9) A futures commission merchant registered with the Commodity Futures Trading Commission.

(10) A real estate investment trust.

(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12) A common trust fund operated by a bank under section 584(a).

(13 A financial institution.

(14) A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.

(15) A trust exempt from tax under section 664 or described in section 4947.

Payments that are not subject to information reporting are also not subject to backup withholding. For details see sections 6041, 6041A(a), 6042, 6044, 6045, 6049, 6050A and 6050N and the regulations under such sections. The following payments are generally exempt from backup withholdings.

- Payments of dividends and patronage dividends to non-resident aliens subject to withholding under section 1441.

- Payments of dividends and patronage dividends to partnerships not engaged in a trade or business in the United States and that have at least one non-resident partner.

- Payments of patronage dividends not paid in money.

- Payments of dividends and patronage dividends made by certain foreign organizations.

- Section 404(k) distributions made by an ESOP.

- Payments of interest on obligations issued by individuals.

Note: *You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.*

- Payments of tax-exempt interest (including exempt interest dividends under section 852).

58

• Payments described in section 6049(b)(5) to non-resident aliens.

• Payments on tax-free covenant bonds under section 1451.

• Payments made by certain foreign organizations.

• Mortgage interest paid to you.

•Cancelled debts reportable under section 6050P.

Payments that are not subject to information reporting are also not subject to backup withholding. For details see sections 6041, 6041A(a), 6042, 6044, 6045, 6049, 6050A and 6050N and the regulations under such sections.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. ENTER YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Privacy Act Notices

Section 6109 requires you to give your correct taxpayer identification number to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt or contributions you made to an IRA. The IRS uses the numbers for identification purposes and to held verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states and the District of Columbia to carry out their tax laws. You must provide your taxpayer identification number whether or not you are qualified to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) **Penalty for Failure to Furnish Taxpayer Identification Number.** If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding.** If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information.** Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

SUBSTITUTE	Name of Owner
Form W-8	Country of Incorporation or Organization
Department Treasury, Certificate of Foreign Status	Type of beneficial owner: ☐ Grantor Trust ☐ Central Bank Issue ☐ Private Foundation ☐ Individual ☐ Disregarded Trust ☐ Complex Trust ☐ Government ☐ Tax Exempt Organization ☐ Partnership ☐ Corporation ☐ Simple Trust ☐ Estate ☐ International Organization U.S. Taxpayer I.D. Number (if any)
	Permanent Address
	Current Mailing Address (if different from Permanent Address)
	CERTIFICATION: UNDER PENALTIES OF PERJURY, I DECLARE THAT I HAVE EXAMINED THE INFORMATION ON THIS FORM AND TO THE BEST OF MY KNOWLEDGE AND BELIEF IT IS TRUE, CORRECT, AND COMPLETE. I FURTHER CERTIFY UNDER PENALTIES OF PERJURY THAT: • I AM THE BENEFICIAL OWNER (OR AM AUTHORIZED TO SIGN FOR THE BENEFICIAL OWNER) OF ALL THE INCOME TO WHICH THIS FORM RELATES, • THE BENEFICIAL OWNER IS NOT A U.S. PERSON, • THE INCOME TO WHICH THIS FORM RELATES IS NOT EFFECTIVELY CONNECTED WITH THE CONDUCT OF A TRADE OR BUSINESS IN THE UNITED STATES OR IS EFFECTIVELY CONNECTED BUT IS NOT SUBJECT TO TAX UNDER AN INCOME TAX TREATY, AND • FOR BROKER TRANSACTIONS OR BARTER EXCHANGES, THE BENEFICIAL OWNER IS AN EXEMPT FOREIGN PERSON AS DEFINED IN THE INSTRUCTIONS. FURTHERMORE, I AUTHORIZE THIS FORM TO BE PROVIDED TO ANY WITHHOLDING AGENT THAT HAS CONTROL, RECEIPT, OR CUSTODY OF THE INCOME OF WHICH I AM THE BENEFICIAL OWNER OR ANY WITHHOLDING AGENT THAT CAN DISBURSE OR MAKE PAYMENTS OF THE INCOME OF WHICH I AM THE BENEFICIAL OWNER. THE INTERNAL REVENUE SERVICE DOES NOT REQUIRE YOUR PROXY TO ANY PROVISIONS OF THIS DOCUMENTS OTHER THAN THE CERTIFICATIONS REQUIRED TO ESTABLISH YOUR STATUS AS A NON-U.S. PERSON AND, IF APPLICABLE, OBTAIN A REDUCED RATE OF WITHHOLDING.
	Signature Date:

a. **FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE**

Instructions

Substitute Form W-9

1. Each United States taxpayer is required to provide CIBC Mellon Trust Company (the "the Depositary") with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9, and to certify whether such person is subject to backup withholding of United States federal income tax.

2. If a United States taxpayer has been notified by the Internal Revenue Service that such person is subject to backup withholding, such person must cross out item 2 of the Substitute Form W-9, unless such person has since been notified by the Internal Revenue Service that such person is no longer subject to backup withholding.

3. Failure to provide the information and certifications on the Substitute Form W-9 may subject a United States taxpayer to a US$50 penalty imposed by the Internal Revenue Service and 28% United States federal income tax withholding on the payment of the purchase price of all Debentures purchased from such person.

4. If a United States taxpayer has not been issued a TIN and has applied for one or intends to apply for one in the near future, such person should check the box in Part 3 of the Substitute Form W-9 and complete the attached Certificate of Awaiting Taxpayer Identification Number. In such case, the Depositary will withhold 28% of all payments of the purchase price to such person made prior to the time a properly certified TIN is provided to the Depositary and, if the Depositary is not provided with a TIN within 60 days, such amounts will be paid over to the Internal Revenue Service. A United States taxpayer is required to give the Depositary the TIN (e.g., social security number or employer identification number) of the record owner of the Debentures. If the Debentures are in more than one name or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

Substitute Form W-8BEN

1. In order for a non-United States taxpayer to prevent backup withholding, such person must complete the Form W-8BEN, to be signed under penalties of perjury, attesting to such person's exempt status.

61

The Depositary is:

CIBC MELLON TRUST COMPANY

By Mail

CIBC Mellon Trust Company
P. O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand or Courier

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Dealer Manager is:

RBC DOMINION SECURITIES INC.

RBC Dominion Securities Inc.
P.O. Box 50, Royal Bank Plaza
South Tower, 4th Floor
Toronto, Ontario
M5J 2W7

For further information contact:
Ryan Lapointe
Telephone: (416) 842-7601

62

(3)

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY FOR DEPOSIT OF 7.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE DECEMBER 31, 2004

(CUSIP #85916TAA8)

OF

STERLING CENTRECORP INC.

This Notice of Guaranteed Delivery must be used to accept the offer dated March 30, 2004 (the "Offer") made by STERLING CENTRECORP INC. (the "Corporation") for its 7.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE DECEMBER 31, 2004 (the "Debentures") if certificates for the Debentures are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiry Time of the Offer (5:00 p.m. Toronto time May 6, 2004, unless extended). This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto Office of the Depositary.

The terms and conditions of the Offer are incorporated by reference in the Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer shall have the respective meanings set out in the Offer.

To: the Depositary, **CIBC MELLON TRUST COMPANY**

By Mail

P. O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

By Facsimile Transmission

Fax: (416) 643-3148

Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than set forth above, does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

The undersigned hereby deposits to Sterling Centrecorp Inc., upon the terms and subject to the conditions set forth in the Offer and Letter of Transmittal, receipt of which is hereby acknowledged, the Existing Debentures of the Corporation listed below, pursuant to the Guaranteed Delivery procedures set forth in Section 7 of the Offer.

Certificate Number(s) (if available)	Number of Debentures	Name & Address of Shareholder (please print)
______________	______________	______________
______________	______________	______________
______________	______________	______________
______________	______________	______________
______________	______________	______________
______________	______________	______________

TOTAL DEBENTURES [ ]

Dated:	Telephone (Business Hours) ( )	Signature

GUARANTEE

The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP) (an "Eligible Institution") guarantees delivery to the Depositary of the certificates representing the Debentures deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on The Toronto Stock Exchange after the Expiry Date.

Name of Firm: ______________________ Authorized Signature: ______________________

Address of Firm: ______________________ Name: ______________________

______________________ Title: ______________________

Telephone Number: ______________________ Dated: ______________________

(4)

STERLING CENTRECORP INC.

NOTICE OF MEETING OF HOLDERS
OF
7.25% Convertible Unsecured Subordinated Debentures due December 31, 2004

NOTICE IS HEREBY GIVEN that a meeting (the "**Meeting**") of the holders of 7.25% Convertible Unsecured Subordinated Debentures due December 31, 2004 (the "**Existing Debentures**") issued by Sterling Centrecorp Inc. (formerly, Samoth Capital Corporation) (the "**Corporation**") will be held at the offices of Fogler, Rubinoff LLP, Main Boardroom, 44th Floor, Royal Trust Tower, TD Centre, Toronto, Ontario, M5K 1G8, on May 6, 2004 at 5:00 p.m. (Toronto time) for the following purposes:

1. to consider and, if thought advisable, to pass an extraordinary resolution, with or without variation, approving certain amendments to and/or restatements of the trust indenture governing the Existing Debentures, as described in the accompanying information circular which forms part of this notice; and

2. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Holders of Existing Debentures wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his or her duly executed form of proxy not later than 5:00 p.m. (Toronto time) on May 6, 2004, or if the Meeting is adjourned (the "Adjourned Meeting") not later than 48 hours (excluding Saturdays, Sundays and Ontario statutory holidays) preceding the time of such Adjourned Meeting. In the event that a quorum is not met because the Holders of more than 50% of the principal amount of Existing Debentures outstanding are not present in person or by proxy by 5:30 p.m. (Toronto time) on May 6, 2004, the Meeting shall be adjourned to 5:00 p.m. (Toronto time) on May 17, 2004. Proxies delivered in respect of the Meeting, or the Adjourned Meeting, if held, must be deposited at the offices of Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or have faxed it to CIBC Mellon Trust Company Proxy Department (416) 368-2502 by the applicable deadline. In the alternative, you may deliver your proxy to the chairman of the Meeting, or the Adjourned Meeting, if held, prior to its commencement. A form of proxy solicited by management of the Corporation in respect of the Meeting, or the Adjourned Meeting, if held, is enclosed herewith (on green paper). Holders of Existing Debentures who are unable to be present personally at the Meeting, or the Adjourned Meeting, if held, are requested to sign and return (in the envelope provided for that purpose) such form of proxy.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 30th day of March, 2004.

STERLING CENTRECORP INC.

(signed)
A. David Kosoy
Co-Chairman and Co-Chief Executive Officer

(signed)
John W.S. Preston
Co-Chairman and Co-Chief Executive Officer

These materials require your immediate attention. Should you not understand the contents of this document, please consult your professional advisors.

65

INDEX

MANAGEMENT SOLICITATION 1

VOTING 1

Voting of Existing Debentures Represented by Management Proxies 1

Appointment and Revocation of Proxies 1

Validity of Proxy 2

Entitlement to Vote 2

QUORUM FOR THE MEETING 2

BUSINESS OF THE MEETING 2

REQUIREMENTS FOR APPROVAL 3

ADDITIONAL INFORMATION 4

STERLING CENTRECORP INC.

INFORMATION CIRCULAR

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by management and the board of directors of Sterling Centrecorp Inc. (formerly, Samoth Capital Corporation) (the "**Corporation**") for use at a meeting (the "**Meeting**") of the holders of 7.25% Convertible Unsecured Subordinated Debentures due December 31, 2004 (the "**Existing Debentures**") issued by the Corporation to be held, at the request of the Corporation, at the place, at the time and for the purposes set forth in the attached notice of meeting. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by individual directors, officers and/or other employees of the Corporation. The cost of such solicitation, if any, will be borne by the Corporation. Management of the Corporation has also agreed to pay registered dealers who solicit proxies from holders of Existing Debentures ("**Debentureholders**") voting in favour of the Corporation's proposed extraordinary resolution solicitation fees of $1.00 per $100 principal amount so voted with a maximum fee of $1,500 per beneficial Debentureholder whose proxy is solicited). No solicitation fee will be paid if the Requisite Approval (as defined below) is not obtained. Except as otherwise stated, the information contained herein is given as of March 30, 2004.

Enclosed with this information circular and the attached notice of meeting is a form of proxy for use in connection with the Meeting.

VOTING

Voting of Existing Debentures Represented by Management Proxies

The form of proxy forwarded to Debentureholders with this information circular confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the notice of meeting or other matters which may properly come before the Meeting. The form of proxy affords the Debentureholders an opportunity to specify whether the Existing Debentures registered in their name are to be voted for or against the extraordinary resolution described in this information circular.

In respect of proxies in which Debentureholders have not specified that the proxy nominees are required to vote for or against the approval of the extraordinary resolution described in this information circular, the Existing Debentures represented by proxies in favour of management nominees will be voted in favour of the extraordinary resolution described in this information circular.

The directors of the Corporation (the "**Directors**") know of no matters to come before the Meeting other than the matters referred to in the notice of meeting. However, if any other matters which are not now known to the Directors should properly come before the Meeting, the Existing Debentures represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this information circular are, respectively, (i) the Co-Chairmen and Co-Chief Executive Officers and (ii) the President and Chief Operating Officer of the Corporation. A Debentureholder has the right to appoint a person to attend and act for such Debentureholder and on behalf of such Debentureholder at the Meeting other than the aforementioned persons. A Debentureholder wishing to appoint a person as proxyholder other than the persons named in such form of proxy should insert, in the blank space provided, the name of the person whom the Debentureholder wishes to appoint as proxyholder. Any such person need not be a Debentureholder.

A proxy given by a Debentureholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Debentureholder or by his or her attorney authorized in writing or, if the Debentureholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 at any time up to and including 5:00 p.m. (Toronto time) on May 4, 2004 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting, or with the Chairman of the Meeting on the date of the Meeting or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Validity of Proxy

A proxy will not be valid unless it is signed by the Debentureholder or by the duly authorized attorney of the Debentureholder in writing, or, in the case of a corporate Debentureholder, executed by any duly authorized officer or officers of, or attorney for, the corporate Debentureholder.

Entitlement to Vote

Debentureholders of record as of the time of the Meeting will be entitled to vote at the Meeting.

QUORUM FOR THE MEETING

The Existing Debentures are governed by a trust indenture (the "**Indenture**") made as of August 29, 1997 between the Corporation and CIBC Mellon Trust Company (the "**Indenture Trustee**").

The Indenture provides that at the Meeting a quorum will consist of two or more Debentureholders present in person or by proxy and representing at least 50% of the aggregate principal amount of the Existing Debentures. If a quorum of Debentureholders is not present within 30 minutes after the time fixed for holding the Meeting, the Meeting will be adjourned to be held at a place and upon a date and at an hour to be fixed by the chairman of the Meeting which will be not less than 10 nor more than 60 days later. The Corporation has determined that if a quorum of Debentureholders is not present within 30 minutes after the time fixed for holding the Meeting, the Meeting will be adjourned to May 17, 2004 at 5:00 p.m. (Toronto time) at the offices of Fogler, Rubinoff LLP, Main Boardroom, 44th Floor, Royal Trust Tower, TD Centre, Toronto, Ontario, M5K 1G8.

BUSINESS OF THE MEETING

Introduction

This information circular is being delivered in conjunction with the Corporation's offer to purchase Existing Debentures on the basis of $80 in cash for each $100 principal amount of Existing Debentures, plus any accrued and unpaid interest, pursuant to the offer and offering circular of the Corporation dated as of March 30, 2004 (the "**Offer**") accompanying this circular.

Capitalized terms not otherwise defined herein shall have the same meaning as in the Offer.

Proposed Indenture Amendments

The proposed amendments to the Indenture are summarized in the paragraphs below. This summary is qualified in its entirety by reference to the actual provisions of the amended and restated Indenture (the "**Supplemental Indenture**"), a draft copy of which is available to Debentureholders upon request and will be available at the Meeting. The Supplemental Indenture will become effective following the approval of the Debentureholders at the Meeting and the payment of the Existing Debentures tendered pursuant to the Offer. The Existing Debentures, as amended by the Supplemental Indenture are referred to as the "**Revised Debentures**".

At the Meeting, Debentureholders will be asked to approve an extraordinary resolution pursuant to the terms of the Indenture which:

(a) amends the Indenture to provide that the maturity date shall be extended to December 31, 2009;

(b) amends the Indenture to provide that the annual interest rate shall be increased by 1.25% from 7.25% to 8.5%;

(c) amends the Indenture to increase the maximum aggregate principal amount of Revised Debentures issuable from $25,920,000 to $48,142,222 to provide for the possible issuance of a maximum of approximately $22,222,222 principal amount of Revised Debentures to the Investors and possible additional investment by the Investors. Since all Existing Debentures purchased by the Corporation will be cancelled, the principal amount outstanding could only be a maximum of $36,681,100 in the event the Investors exercise their option to subscribe for up to an additional $11,111,100 in principal of Revised Debentures should none of the existing Debentureholders tender to the Offer. See Purpose, Effect and Background of the Offering and Solicitation in the Offering Circular;

(d) amends the Indenture to change the governing law from the Province of British Columbia to the Province of Ontario;

(e) amends the conversion price (the "**Conversion Price**") in effect upon execution of the Supplemental Indenture from $7.25 to $2.50 for each Common Share, being a conversion rate of 40 Common Shares per $100 principal amount of Revised Debentures rather than 13.793 Common Shares per $100 principal amount of Existing Debentures;

(f) amends the Indenture to provide that the Revised Debentures will not be redeemable prior to December 31, 2007. The Revised Debentures will be redeemable at the option of the Corporation from December 31, 2007 up to and including December 31, 2008 at par plus accrued and unpaid interest up to the date of redemption, provided that: (i) the Market Price (defined as the weighted average trading price of the Corporation's Common Shares on the TSX during the twenty (20) consecutive trading days ending five (5) trading days preceding the date of maturity or redemption, as the case may be) is at least 125% of the Conversion Price; and (ii) at least 100,000 Common Shares have traded on the TSX during the twenty (20) consecutive trading days ending five (5) trading days preceding the date of redemption. From and after January 1, 2009, the Revised Debentures will be redeemable at the option of the Corporation at any time at par plus accrued and unpaid interest up to the date of redemption. The Corporation will provide notice of redemption not more than 60 and not less than 30 days prior to the date of redemption. The Corporation's right to satisfy the redemption obligation by issuing Common Shares remains as under the Existing Indenture; and

(g) authorizes and directs the Indenture Trustee to execute such documents as are necessary to give effect to the foregoing amendments.

Other than the amendments described above, the terms of the Existing Debentures will remain unchanged.

Consideration to be Provided to Debentureholders

As described above, the proposed amendments to the Indentures include a 1.25% increase in the interest rate on the Debentures and a $4.75 decrease in the Conversion Price.

REQUIREMENTS FOR APPROVAL

Implementation of the proposed amendments to the Indentures requires the favourable vote of at least 66 2/3% of the principal amount of Debentures represented and voting on a poll at the Meeting (the "**Requisite Approval**").

Pursuant to the provisions of the Indenture, at the Meeting or any adjournment thereof, a poll must be taken on every extraordinary resolution. On the poll, each Debentureholder present in person or represented by a duly appointed proxy will be entitled to one vote in respect of each $100 principal amount of Debentures held by such holder. The result of a poll will be deemed to be the decision of the Meeting at which the poll was taken and will be binding on all Debentureholders, whether present or absent from the Meeting.

ADDITIONAL INFORMATION

If you have any questions or require additional information, including additional copies of this information circular, please contact the President of the Corporation, 2851 John Street, Suite 1, Markham, Ontario, L3R 5R7.

STERLING CENTRECORP INC.

FORM OF PROXY

INSTRUCTIONS

This form of proxy is being provided to you for use in connection with the meeting (the "**Meeting**") of the holders of 7.25% Convertible Unsecured Subordinated Debentures due December 31, 2004 (the "**Debentures**") issued by Sterling Centrecorp Inc. (formerly, Samoth Capital Corporation) (the "**Corporation**") to be held at the request of the Corporation at the offices of Fogler, Rubinoff LLP, Main Boardroom, 44th Floor, Royal Trust Tower, TD Centre, Toronto, Ontario, M5K 1G8, on May 6, 2004 at 5:00 p.m. (Toronto time).

Please date and sign this form of proxy and return it in the enclosed envelope addressed to the Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or fax it to CIBC Mellon Trust Company Proxy Department (416) 368-2502 so that it is received before the close of business on May 4, 2004 at 5:00 p.m. (Toronto time). If you own Debentures that will be tendered pursuant to the Offer, the take up of, and payment for, your Debentures are conditional on your deposit of this proxy directing your proxy to vote for the extraordinary resolution described below.

In the alternative, you may deliver it to the chairman of the Meeting prior to its commencement. If you are planning to attend the Meeting to vote in person, please bring this proxy as it will assist in your registration.

PROXY

The undersigned hereby appoints A. David Kosoy or John W.S. Preston, Co-Chairmen and Co-Chief Executive Officers of the Company, or failing either one of them, Robert S. Green, President and Chief Operating Officer of the Company, or instead of any of them

______________________________, as proxy of the undersigned to attend and vote and act on behalf of the undersigned in respect of the Debentures held by the undersigned at the Meeting and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournments thereof and without limiting the general authorization and powers hereby given, the persons named as proxy are specifically directed to vote as follows:

FOR ☐ or **AGAINST** ☐ (or, if no specification is made, **FOR**) the extraordinary resolution described in the accompanying information circular to approve an amendment to the trust indenture governing the Debentures, and any amendments or variations thereto that may come before the Meeting.

DATED this __________ day of ______________, 2004.

Signature of Debentureholder ______________________________

NOTES:

(1) If this proxy is completed and submitted in favour of the persons designated in the printed portion above, the proxyholder will vote in favour of the resolution described above, on any poll that may be called in respect thereof unless the proxy otherwise specifies, in which case the specified instructions will be followed.

(2) This proxy should be completed, signed and dated by holders of Debentures. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by management.

(3) If you wish to appoint some other person (who need not be a holder of Debentures) to represent you at the Meeting you may do so either by inserting such person's name in the blank space provided above when completing this proxy or by completing another form of proxy.

(4) See the management information circular which accompanies and forms part of the Notice of Meetings for a full explanation of the rights of holders of Debentures regarding completion and use of this proxy and other information pertaining to the Meeting.

(5) This proxy confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the notice of meetings or other matters which may properly come before the Meeting.

INVESTMENT DEALER OR BROKER SOLICITING PROXIES

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(Firm)	(Registered Representative)	(Telephone Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED ☐ CHECK HERE IF DISKETTE TO FOLLOW